PROSPECTUS SUPPLEMENT
--------------------------------------------------------------------------------
(To prospectus dated May 21, 2001)

Filed pursuant to Rule 424(b)(5)
Registration Nos. 333-60392 and
333-60392-10.

1,000,000 Preferred Securities

SNH Capital Trust I

10.125% Trust Preferred Securities
(Liquidation Amount $25 Per Security)
Fully and Unconditionally Guaranteed, as described herein, by
Senior Housing Properties Trust
------------------------------------------------------------

Each Trust Preferred Security will have a stated liquidation amount of $25.00 and will represent a beneficial interest in the assets of SNH Capital Trust I. Distributions on the Trust Preferred Securities will be payable quarterly, beginning on September 15, 2001, at the rate of 10.125% of the stated liquidation amount per year, or approximately $2.53 per Trust Preferred Security.

Senior Housing Properties Trust will guarantee the payments of the distributions on the Trust Preferred Securities to the extent described in this prospectus supplement and the accompanying prospectus.

The assets of the Trust will consist solely of Senior Housing's junior subordinated debentures maturing on June 15, 2041. Senior Housing will pay interest on the debentures at the rate of 10.125% per year on March 15, June 15, September 15 and December 15 of each year, beginning on September 15, 2001, except that it may defer interest payments as described in this prospectus supplement. Any deferred interest payments will bear additional interest at 10.125% per year, to the extent legally permitted. If Senior Housing defers interest payments on the debentures, the Trust will not have funds to make distribution payments on the Trust Preferred Securities.

Senior Housing may redeem the junior subordinated debentures in whole or in part at any time after June 15, 2006, and at other times described in this prospectus supplement. The redemption price will be equal to the unpaid principal amount of the debentures being redeemed, plus any accrued and unpaid interest. If the debentures are redeemed, the Trust will redeem a like amount of Trust Preferred Securities and common securities pro-rata based on the aggregate liquidation amounts of each class.

An application has been made to list the Trust Preferred Securities on the New York Stock Exchange. If approved, Senior Housing expects trading on that exchange will commence within 30 days after the Trust Preferred Securities are first issued.

Investment in the Trust Preferred Securities involves risks. You should read carefully the entire prospectus and this prospectus supplement, including the section entitled "Risk factors" that begins on page S-6 of this prospectus supplement, which describes some of these risks.

                                                              Per
                                                              Security   Total
-------------------------------------------------------------------------------------
Public offering price(1)                                      $25.00     $25,000,000
-------------------------------------------------------------------------------------
Underwriting commissions paid by Senior Housing               $0.7875    $787,500
-------------------------------------------------------------------------------------
Proceeds, before expenses, to SNH Capital Trust I             $25.00     $25,000,000
-------------------------------------------------------------------------------------

(1) Plus accrued distributions from June 21, 2001, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters may also purchase up to an additional 150,000 Trust Preferred Securities from SNH Capital Trust I at the public offering price within 30 days from the date of this prospectus supplement to cover over-allotments, and Senior Housing will pay additional underwriting commissions to the underwriters.

The Trust Preferred Securities will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 21, 2001.

                          JOINT BOOK-RUNNING MANAGERS

UBS Warburg                                                 Salomon Smith Barney

                                 --------------

A.G. Edwards & Sons, Inc.   First Union Securities, Inc.   Prudential Securities

Credit Suisse First Boston                                  Tucker Anthony Sutro
                                                            Capital Markets

            The date of this prospectus supplement is June 18, 2001.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                         Page
                                       --------
        Prospectus Supplement

Documents incorporated by
  reference..........................     iii
Where you can find more
  information........................     iii
Forward-looking statements...........      iv
Prospectus supplement summary........     S-1
Risk factors.........................     S-6
Use of proceeds......................    S-12
Capitalization.......................    S-12
Ratio of earnings to fixed charges...    S-12
Our Company..........................    S-13
Tenants and property operations......    S-15
SNH Capital Trust I..................    S-18
Description of the trust preferred
  securities.........................    S-18
Description of the junior
  subordinated debentures............    S-27
Subordination of the guarantee.......    S-30
Book-entry procedures and
  settlement.........................    S-30
Relationship among the trust
  preferred securities, the guarantee
  and the junior subordinated
  debentures.........................    S-32
Accounting treatment.................    S-33
Federal income tax considerations....    S-33
ERISA plans, Keogh plans and
  individual retirement accounts.....    S-38
Underwriting.........................    S-41
Legal matters........................    S-43

                                         Page
                                       --------
             Prospectus

Senior Housing Properties Trust......       1
SNH Capital Trusts...................       1
Risk factors.........................       3
Use of proceeds......................       3
Ratio of earnings to fixed charges...       3
Description of debt securities.......       4
Description of common shares.........      12
Description of preferred shares......      13
Description of depositary shares.....      18
Description of warrants..............      22
Description of trust preferred
  securities and trust guarantee.....      23
Description of certain provisions of
  Maryland law and our declaration of
  trust and bylaws...................      27
Plan of distribution.................      35
Validity of the offered securities...      36
Experts..............................      36
Where you can find more
  information........................      36
Documents incorporated by
  reference..........................      37

--------------------------------------------------------------------------------

REFERENCES IN THIS PROSPECTUS SUPPLEMENT TO "WE," "US," "OUR," "SNH" OR THE "COMPANY" MEAN SENIOR HOUSING PROPERTIES TRUST. REFERENCES IN THIS PROSPECTUS SUPPLEMENT TO THE "TRUST" MEAN SNH CAPITAL TRUST I. REFERENCES IN THIS PROSPECTUS SUPPLEMENT TO "SUBSIDIARIES" MEAN ALL OF OUR SUBSIDIARIES.

IN PRESENTING "AS ADJUSTED" INFORMATION IN THIS PROSPECTUS SUPPLEMENT, WE HAVE ASSUMED THAT THIS OFFERING HAS BEEN COMPLETED AND THAT WE HAVE APPLIED THE NET PROCEEDS AS DESCRIBED IN THIS PROSPECTUS SUPPLEMENT. UNLESS OTHERWISE STATED IN THIS PROSPECTUS SUPPLEMENT, WE HAVE ASSUMED THROUGHOUT THIS PROSPECTUS SUPPLEMENT THAT THE UNDERWRITER'S OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                   ---------

You should rely only on the information contained or incorporated in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

--------------------------------------------------------------------------------

Documents incorporated by reference

In addition to the documents incorporated by reference or deemed incorporated by reference in the accompanying prospectus, our current reports on Form 8-K dated June 11, 2001 and June 18, 2001, which have been filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are hereby incorporated into this prospectus supplement and specifically made a part hereof by reference. We also incorporate by reference each of the following documents that we file with the SEC after the date of this prospectus supplement but before the end of the Trust Preferred Securities offering:

-   Reports filed under Sections 13(a) and (c) of the Exchange Act;

- Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders' meeting; and

-   Any reports filed under Section 15(d) of the Exchange Act.

You may request a copy of any of the filings (excluding exhibits), at no cost, by writing or telephoning us at the following address:

    Investor Relations
    Senior Housing Properties Trust
    400 Centre Street
    Newton, Massachusetts 02458
    (617) 796-8350

--------------------------------------------------------------------------------

Where you can find more information

You may read and copy any material that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC's site at http://www.sec.gov.

--------------------------------------------------------------------------------

Forward-looking statements

Statements contained in this prospectus supplement and the accompanying prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Also, when we use any of the words "believe," "expect," "anticipate," "intend," "plan," "estimate," or similar expressions, we are making forward-looking statements. These statements concern our ability to successfully operate properties which we took back from financially troubled tenants, the possible expansion of our portfolio, the performance of our tenants and properties, our ability to make distributions, our policies and plans regarding investments, financings and other matters, our tax status as a real estate investment trust, our ability to appropriately balance the use of debt and equity and to access capital markets or other sources of funds and other statements or implications arising from such statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those contained in or implied by the forward-looking statements as a result of various factors. Such factors include, without limitation, the status of the economy and the capital markets (including prevailing interest rates), compliance with and changes to regulations and payment policies within the healthcare industry, changes in financing terms, competition within the healthcare and senior housing industries, and changes in federal, state and local legislation. The information contained in this prospectus supplement and our Annual Report on Form 10-K which is incorporated in the accompanying prospectus, including under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," identify other important factors that could cause such differences.

Prospectus supplement summary

THIS DOCUMENT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU SHOULD ALSO READ THE DOCUMENTS WE HAVE REFERRED YOU TO IN "DOCUMENTS INCORPORATED BY REFERENCE."

OUR COMPANY

We are a real estate investment trust (REIT) which invests in senior housing properties, including apartment buildings for aged residents, congregate care communities, assisted living facilities and nursing homes. We own 85 properties located in 23 states which had an undepreciated book value at March 31, 2001, of $593 million. Our largest tenant is Marriott International, Inc., which operates properties representing 55% of our total investments. The following chart shows the book value before depreciation of our investments by operator as of March 31, 2001 (dollars in thousands):

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           HEALTHSOUTH CORP. (LEASED TO 2006)             12%  $73,422
Intergrated Health services, Inc. (leased to 2010)         3%   $15,598
The Multicare Companies, Inc. (leased to 2005)             2%   $13,007
5 separate private company tenants (leased to 2001/2015)   4%   $21,062
Five Star Quality Care, Inc. (managed for our account)    24%  $144,834
Marriot International, Inc. (leased to 2013)              55%  $325,472

The following chart shows our book capital as of March 31, 2001, as adjusted for this offering (dollars in thousands):

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

    EQUITY       80%  $425,863
Debt             15%   $80,937
Trust Preferred   5%   $25,000

ORGANIZATION AND PRINCIPAL PLACE OF BUSINESS

We are organized as a Maryland real estate investment trust. Our principal place of business is 400 Centre Street, Newton, Massachusetts 02458 and our telephone number is (617) 796-8350. SNH Capital Trust I, one of our subsidiaries, is organized as a Maryland business trust and its principal place of business is 400 Centre Street, Newton, Massachusetts 02458 and its telephone number is
(617) 796-8350.

The offering

The following is a brief summary of certain terms of this offering. For a more complete description see "Description of the trust preferred securities" in this prospectus supplement and "Description of trust preferred securities and trust guarantee" in the accompanying prospectus.

Issuer...............................             SNH Capital Trust I, a Maryland business trust, has been
                                                  created for the purpose of acquiring and holding our
                                                  10.125% junior subordinated debentures due June 15, 2041
                                                  and issuing the Trust Preferred Securities to the public
                                                  and common securities to us which together will evidence
                                                  the entire beneficial ownership in those debentures.

                                                  SNH Capital Trust I has three trustees. The two regular
                                                  trustees are our managing trustees. State Street Bank and
                                                  Trust Company will act as the property trustee of SNH
                                                  Capital Trust I.

Securities Offered...................             1,000,000 10.125% Trust Preferred Securities in
                                                  denominations of $25 each with an aggregate liquidation
                                                  amount of $25,000,000. Each Trust Preferred Security will
                                                  represent an undivided beneficial ownership interest in the assets of SNH Capital Trust I. Each Trust Preferred
                                                  Security will entitle its holder to receive quarterly
                                                  distributions as described below.

                                                  SNH Capital Trust I will invest the proceeds of the Trust
                                                  Preferred Securities and of its common securities in an
                                                  equivalent amount of our junior subordinated debentures.
                                                  SNH Capital Trust I will use the payments it receives on
                                                  the junior subordinated debentures to make the
                                                  corresponding payments on the Trust Preferred Securities.
                                                  We will guarantee payments made on the Trust Preferred
                                                  Securities to the extent described below. Both the junior
                                                  subordinated debentures and the guarantee will be
                                                  subordinated to our existing and future senior creditors,
                                                  and will effectively be subordinated to existing and future creditors of our subsidiaries.

Distributions........................             Holders of the Trust Preferred Securities will be entitled to receive cumulative cash distributions at an annual rate of 10.125%. Distributions on the Trust Preferred Securities
                                                  will accumulate, from the date of issuance, and will be
                                                  paid quarterly in arrears on March 15, June 15,
                                                  September 15 and December 15 of each year, beginning
                                                  September 15, 2001, unless they are deferred as described
                                                  below.

Distribution Deferral................             We can, on one or more occasions, defer the quarterly
                                                  interest payments on the junior subordinated debentures for up to 20 consecutive quarterly periods. In other words, we may declare at our discretion up to a five-year interest
                                                  payment moratorium on the junior subordinated debentures
                                                  and may choose to do that on more than one occasion. We may also elect to shorten the length of any deferral period.
                                                  Interest payments cannot be deferred, however, beyond the
                                                  maturity date of the junior subordinated debentures, nor
                                                  can we begin a new interest deferral period until we have
                                                  paid all accrued interest on the junior subordinated
                                                  debentures from the previous interest deferral period. If
                                                  we defer interest payments on the junior subordinated
                                                  debentures, SNH Capital Trust I will also defer
                                                  distributions on the Trust Preferred Securities. Any
                                                  deferred interest on the junior subordinated debentures
                                                  will accrue additional interest at an annual rate of
                                                  10.125%, compounded quarterly, to the extent permitted by
                                                  law, and, as a result, any deferred distributions on the
                                                  Trust Preferred Securities will accumulate additional
                                                  amounts at an annual rate of 10.125%, compounded quarterly, to the extent permitted by law. During any period in which we defer interest payments on the junior subordinated
                                                  debentures, we will not and our subsidiaries will not do
                                                  any of the following, with certain limited exceptions:

                                              -   pay a dividend or make any other payment or distribution on our shares of beneficial interest;

                                              -   redeem, purchase or make a liquidation payment on any of
                                                  our shares of beneficial interest;

                                              -   make any interest, principal or premium payment on, or
                                                  repay, repurchase or redeem, any of our debt securities
                                                  that rank equally with or junior to the junior subordinated debentures; or

                                              -   make any guarantee payments with respect to any
                                                  indebtedness of ours or our subsidiaries that is equal in
                                                  right of payment with, or subordinated to, the junior
                                                  subordinated debentures.

                                                  If we defer payments of interest on the junior subordinated debentures, the junior subordinated debentures will be
                                                  treated at that time as being issued with original issue
                                                  discount for United States federal income tax purposes.
                                                  This means you would be required to accrue interest income in an amount equal to the deferred distributions on your
                                                  Trust Preferred Securities even though you will not be
                                                  receiving any cash distributions. These amounts will be
                                                  included in your gross income for United States federal
                                                  income tax purposes. For more information about the tax
                                                  consequences you may have if payments of distributions are deferred, see "Federal income tax considerations" below.

Redemption...........................             SNH Capital Trust I will redeem all of the outstanding
                                                  Trust Preferred Securities when the junior subordinated
                                                  debentures are repaid at maturity. The junior subordinated debentures are scheduled to mature on June 15, 2041.

                                                  In addition, if we redeem any junior subordinated
                                                  debentures before their maturity, SNH Capital Trust I will use the cash it receives on the redemption of the junior
                                                  subordinated debentures to redeem, on a proportionate
                                                  basis, the Trust Preferred Securities and its common
                                                  securities. We can redeem the junior subordinated
                                                  debentures before their maturity in whole or in part on one or more occasions any time on or after June 15, 2006, or in whole at any time within 180 days following the occurrence and continuation of certain changes in tax or investment
                                                  company laws and regulations at 100% of their principal
                                                  amount plus accrued and unpaid interest. These
                                                  circumstances are more fully described below under the
                                                  caption "Description of the trust preferred securities--
                                                  Redemption" and "Description of the trust preferred
                                                  securities--Right to redeem upon a special event" in this
                                                  prospectus supplement.

Liquidation Preference...............             Upon any dissolution, winding-up or liquidation of SNH
                                                  Capital Trust I involving the liquidation of the junior
                                                  subordinated debentures, the holders of the Trust Preferred
                                                  Securities will be entitled to receive, out of assets held by SNH Capital Trust I, subject to the rights of creditors of SNH Capital Trust I, if any, a liquidation distribution in cash. SNH Capital Trust I will be able to make this
                                                  distribution of cash only if we redeem the junior
                                                  subordinated debentures. At this time SNH Capital Trust I
                                                  has no creditors, and it has no present intention to incur any debt except trade debt for operating expenses which we are obligated to pay.

The Guarantee........................             We will fully and unconditionally guarantee the payments of all amounts due on the Trust Preferred Securities to the
                                                  extent SNH Capital Trust I has funds available for payment of such distributions. The guarantee does not cover
                                                  payments when SNH Capital Trust I does not have sufficient funds to make payments on the Trust Preferred Securities.
                                                  In other words, if we do not make a payment on the junior
                                                  subordinated debentures, SNH Capital Trust I will not have sufficient funds to make payments on the Trust Preferred
                                                  Securities, and the guarantee will not obligate us to make those payments on SNH Capital Trust I's behalf. In
                                                  addition, our obligations under the guarantee are
                                                  subordinate to our obligations to other creditors to the
                                                  same extent as the junior subordinated debentures. For more information, see "Description of trust preferred securities and trust guarantee" in the accompanying prospectus.

Dissolution of SNH Capital Trust I
  and Distributions of the Junior
  Subordinated Debentures............             We can dissolve SNH Capital Trust I at any time. If we
                                                  dissolve SNH Capital Trust I, or if SNH Capital Trust I
                                                  dissolves because of certain other specified events, such
                                                  as our bankruptcy, SNH Capital Trust I will distribute the junior subordinated debentures to holders of the Trust
                                                  Preferred Securities and the common securities on a
                                                  proportionate basis.

Use of Proceeds......................             SNH Capital Trust I will use the proceeds from this
                                                  offering to purchase our junior subordinated debentures. We intend to use the proceeds from the sale of the junior
                                                  subordinated debentures to pay underwriting commissions and other costs of issuing the Trust Preferred Securities and
                                                  our junior subordinated debentures and to repay some of our debt outstanding under our revolving bank credit facility.

Listing..............................             SNH Capital Trust I has applied to list the Trust Preferred
                                                  Securities on the New York Stock Exchange. If the
                                                  application is approved, we expect that trading will
                                                  commence within 30 days after the Trust Preferred
                                                  Securities are first issued. You should understand that the listing of the Trust Preferred Securities will not ensure
                                                  that an active trading market will be available or that you will be able to sell your Trust Preferred Securities at the price you originally paid for them. If the junior
                                                  subordinated debentures are distributed, we will use our
                                                  best efforts to list the junior subordinated debentures on the New York Stock Exchange (or any other exchange on which the Trust Preferred Securities are then listed) in place of the Trust Preferred Securities.

Form of the Trust Preferred
  Securities.........................             The Trust Preferred Securities will be represented by one
                                                  or more global certificates that will be deposited with and registered in the name of The Depository Trust Company, New
                                                  York, New York. This means that you will not receive a
                                                  certificate for your Trust Preferred Securities. For more
                                                  details, see the information under the caption "Book-entry procedures and settlement" in this prospectus supplement.

--------------------------------------------------------------------------------

Risk factors

Ownership of the Trust Preferred Securities will involve various risks. The following is a summary of the material risks:

Risk Factors Relating to the Trust Preferred Securities

Our obligations to you are subordinated.

Our obligations under the junior subordinated debentures and our guarantee will be unsecured and subordinated. This means that we cannot make payments on the junior subordinated debentures and the guarantee, and as a result you will not receive any payments on your Trust Preferred Securities, if we are in default on any of our senior debt. In the event of our bankruptcy, liquidation or dissolution, our assets must be used to pay our senior obligations in full before any payments may be made to you. Payments due to you on the Trust Preferred Securities are also effectively subordinated to all liabilities of our subsidiaries. On March 31, 2001, we had indebtedness of $105 million, all of which was senior debt, and additional indebtedness of our subsidiaries totaled $17 million. There is no limitation on our or our subsidiaries' abilities to incur additional senior debt to which the Trust Preferred Securities will be effectively subordinated.

Payments on Trust Preferred Securities may be deferred, and deferrals may have adverse tax and market consequences.

As long as our junior subordinated debentures are not in default, we have the right on one or more occasions to defer paying interest to the Trust on the junior subordinated debentures for up to 20 consecutive quarters. If we defer payments to the Trust, distributions on the Trust Preferred Securities will also be deferred. Although interest will accrue on deferred distributions, we believe it is likely that the market value of Trust Preferred Securities will decline whenever payments are deferred. In the event of these deferrals, under applicable federal income tax laws, holders of Trust Preferred Securities may be required to accrue income and pay taxes as if they received the distributions plus interest during the deferral period, although they will not receive cash distributions. Also, if you sell your Trust Preferred Securities prior to the record date for the first distribution after the deferral period, you will never receive the cash from us related to the accrued interest you reported for federal income tax purposes. For more information concerning the tax consequences of purchasing the Trust Preferred Securities, see "Federal income tax considerations" below. The covenants which we have entered into in connection with this offering generally prohibit us from paying distributions to our common shareholders or to holders of any other equity interests or junior obligations while payments on the Trust Preferred Securities are deferred, and we have no present intention to defer any payments. Nonetheless, deferrals may occur during the term of the Trust Preferred Securities, and, if they do, they may have the adverse tax and market price consequences described in this paragraph.

The Trust Preferred Securities may be redeemed prior to maturity, and you may not be able to reinvest the proceeds at the same or a higher rate.

The Trust Preferred Securities may be redeemed in whole or in part on one or more occasions any time on or after June 15, 2006, or at an earlier date in whole if special events relating to changes in tax laws or investment company laws or regulations occur. The redemption price would equal 100% of the stated principal amount being redeemed plus accrued and unpaid distributions. You may not be able to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the Trust Preferred Securities.

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

You will have limited voting rights.

You will have limited voting rights as a holder of Trust Preferred Securities. You will not have the right to vote for the election or removal of the trustees of the Trust. For a description of what limited voting rights you will have, see "Description of the trust preferred securities--Voting rights; amendment of amended and restated trust agreement."

Absence of public market for the Trust Preferred Securities.

SNH Capital Trust I has applied for listing of the Trust Preferred Securities on the New York Stock Exchange, and if the application is approved, expects that trading will commence within 30 days after the Trust Preferred Securities are first issued. The listing of the Trust Preferred Securities will not necessarily ensure that an active trading market will be available for the Trust Preferred Securities or that you will be able to sell your Trust Preferred Securities at the price you originally paid for them.

Risk Factors Relating to Our Company

Two of our tenants have filed for bankruptcy.

Two of our properties are currently leased to tenants that are in bankruptcy. Although these tenants are paying their rent to us, they may cease to do so in the future or they may otherwise exercise rights available to them pursuant to the United States Bankruptcy Code. Also, because of the financial difficulties facing the nursing home industry generally, some of our other nursing home tenants may file for bankruptcy or stop paying our rent.

Our nursing home operations at repossessed properties may be unprofitable.

As a result of tenant bankruptcies, we assumed financial responsibility for the operations of 57 nursing homes effective July 1, 2000. The bankrupt former tenants for these properties surrendered them to us because they were unwilling or unable to pay us their contractual rent obligations. Tax laws applicable to REITs place restrictions upon the types of activities and investments which we can undertake to improve the operations of these repossessed properties. We have closed two of these properties, and we may decide to close additional properties. We expect that these continuing operations will produce less operating profit than the rent which we previously received for these properties. As a result of the change in status of these properties, our year 2000 and first quarter 2001 revenues and net income were adversely impacted. As discussed in our Annual Report on Form 10-K incorporated by reference into this prospectus supplement, we expect future revenues and net income will be similarly adversely affected compared to historical results.

Five Star may be unable to manage our repossessed properties effectively.

Tax laws applicable to REITs require us to hire a manager for repossessed nursing homes. Our managing trustees organized Five Star Quality Care, Inc. ("Five Star") to perform this service. Although we believe that there are advantages to us in employing a manager which is not burdened by other nursing home operations, Five Star is a new company with a staff that was recently assembled. Accordingly, Five Star may be unable to operate our repossessed properties effectively.

Our properties and their operations are subject to complex regulations.

Physical characteristics of senior housing properties are mandated by various governmental authorities. Changes in these regulations may require significant expenditures. Our triple net leases require our tenants to maintain our properties in compliance with applicable laws and we generally try to monitor their doing so. However, when our tenants suffer financial distress, maintenance of our properties may be neglected. The properties which we repossessed from bankrupt former tenants will require significant expenditures to address deferred maintenance and make them attractive to residents and to

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

new tenant operators. As of December 31, 2000, we had reserved on our books
$10 million from security deposits which were forfeited to us by bankrupt former tenants for this purpose, but this amount may be insufficient. In order to assume financial responsibility for the operations at the properties repossessed or received from IHS and Mariner, our subsidiaries were required to obtain new operating licenses and Medicare and Medicaid provider agreements. This licensing and certification process was burdensome and complex. Some of our licenses are conditional. A new tenant or buyer of these properties may face regulatory obstacles in obtaining licenses to operate these properties that may reduce the rents or sales prices which we can achieve.

State licensing and Medicare and Medicaid laws require nursing home operators to comply with extensive standards governing nursing home operations. During the past three years, the federal Health Care Financing Administration, HCFA, has increased its efforts to enforce Medicare and Medicaid standards and its oversight of state survey agencies which survey nursing homes and investigate complaints. When deficiencies are identified, sanctions and remedies such as denials of payment for new Medicare and Medicaid admissions, civil money penalties, state oversight, and loss of Medicare and Medicaid participation, may be imposed. HCFA and the states are increasingly using such sanctions and remedies when deficiencies, especially those involving findings of substandard care or repeat violations, are identified. Such sanctions and remedies have been imposed on nursing homes operated by our tenants and Five Star from time to time and are in effect or pending at some nursing homes. Failure of our tenants or Five Star to maintain compliance or to correct deficiencies at nursing home properties in a timely manner could result in such sanctions or remedies being imposed or extended in the future, reducing the income of such properties, and placing them at risk of loss of licensure or Medicare or Medicaid participation.

The operations of many of our properties are dependent upon payments from the Medicare and Medicaid programs.

At most of our properties, other than those leased to Marriott, a substantial majority of the operating revenues are received from the Medicare and Medicaid programs. Since 1998 the federal government has been implementing a Medicare prospective payment system which has lowered Medicare rates paid to nursing homes. Many state Medicaid programs also have adopted rate setting formulas to limit Medicaid rates. As a result, in some instances Medicare and Medicaid rates no longer cover costs incurred by operators of our properties. At present there is an active debate within the federal government and within many state governments between advocates who want to raise Medicare and Medicaid rates and others who want to retain or lower current Medicare and Medicaid rates. We cannot predict the outcome of this debate. Tenant operators who cannot cover their operating costs may cease to pay our rent. Similarly, our operations of the properties repossessed from bankrupt former tenants may be less profitable or unprofitable as a result of their dependence upon Medicare and Medicaid rates.

The operations of our properties have been adversely affected by wage pressures.

A large component of operating costs at our properties is wages. The low unemployment experienced in the U.S. economy during the past few years has made it difficult to find healthcare service workers. During the past few years the operators of many of our properties seem to have raised wages or hired high priced temporary workers to fill necessary positions. At the same time, many rates charged at our properties are set on a yearly contract basis with Medicare and Medicaid programs and with some private payors such as health insurers or health maintenance organizations. During the process of obtaining licenses for the properties' operations for which we assumed financial responsibility from our bankrupt former tenants, we have attempted to negotiate new Medicare and Medicaid rates and to renegotiate some private contract rates; but we have not been successful in obtaining adequate rates to

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

cover increased wage costs in all cases. As a result of these wage pressures, some of our tenants may have difficulty paying our rent and some of the assumed operations at repossessed properties may be less profitable or unprofitable.

Healthcare operations are subject to litigation risks.

There are various federal and state laws prohibiting fraud by health care providers, including criminal provisions that prohibit filing false claims for Medicare and Medicaid payments and laws that govern patient referrals. The state and federal governments seem to be devoting increasing resources to anti-fraud initiatives against health care providers. In some states, advocacy groups have been created with governmental funding to monitor the quality of care at senior housing properties, and these groups have brought litigation against operators. Also, in several instances private litigation by nursing home patients has succeeded in winning very large damage awards for alleged abuses. The effect of this litigation and potential litigation has been to materially increase the costs of monitoring and reporting quality of care compliance incurred by our tenants and incurred by us for the repossessed operations. In addition, the cost of medical malpractice insurance has increased and may continue to increase so long as the present litigation environment affecting the operations of nursing homes and other senior housing properties continues.

Competition has adversely affected some of our properties.

During the 1990s a large number of new assisted living properties were developed. In most states these properties are subject to less stringent regulations than nursing homes and can operate with fewer personnel and at lower costs. As a result of offering newer accommodations at equal or lower costs, these assisted living facilities often attract residents who would have previously gone to nursing homes; and our nursing home properties now generally have lower occupancies than when we acquired them. Moreover, many of the residents attracted to new assisted living facilities were the most profitable nursing home patients, those who paid higher private pay rates rather than Medicaid or Medicare rates and those who required lesser amounts of care. These competitive factors have caused some of the nursing homes which we own, including some of the properties we repossessed, to decline in value. This decline may continue as assisted living properties or other elderly care alternatives such as home healthcare expand their businesses.

We may be unable to lease or sell repossessed properties at reasonable prices.

Tax laws applicable to REITs provide that we may for three years operate through Five Star the properties which we repossessed from bankrupt former tenants, subject to extensions for up to three more years in certain circumstances. It is our present intention to lease or sell these properties after their operations are improved. However, we may be unable to improve these operations or to find financially capable tenants or buyers to take on these operations. If we cannot lease or sell these properties at reasonable prices we may incur losses.

We may be unable to remain a REIT.

As a REIT we generally do not pay federal and state income taxes. However, our continued qualification as a REIT is dependent upon our compliance with complex provisions of the Internal Revenue Code of 1986, as amended, for which there are available only limited judicial or administrative interpretations. For example, one of our bankrupt former tenants delivered to us several nursing homes, which it owned free of debt, in partial satisfaction of its default obligations to us, and we took possession of these properties through taxable REIT subsidiaries. We have applied to the IRS for a ruling confirming that the operation of these properties by Five Star on behalf of our taxable REIT subsidiaries will not jeopardize our REIT status. We cannot assure you that the IRS will rule in our favor. This structure and ruling request are necessary because these properties are not "foreclosure

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

properties" which we previously leased or mortgage financed. Similarly, as a REIT, the amounts and types of improvements we can make to the operations of the repossessed properties are limited. We believe we have to date operated in a manner which permits us to qualify as a REIT, but because of the repossessed properties and other operating activities which we may undertake in the future it may not be possible for us to continue in this status. If we cease to be a REIT, we would violate a covenant in our current credit facility, our ability to raise capital could be adversely affected and we may be subject to increased federal and state income taxes.

Our business dealings with our managing trustees may create possible conflicts of interest.

We have no employees. Personnel and other services which we require are provided to us under contract by our advisor, REIT Management & Research, Inc. ("RMR"). RMR is owned by our managing trustees, Barry Portnoy and Gerard Martin. Similarly, the operations of the properties which we repossessed from bankrupt former tenants are managed for us by Five Star, and Five Star is owned by Messrs. Portnoy and Martin. We pay RMR a fee based in large part upon the amount of properties which we own. This fee arrangement could encourage RMR and Messrs. Portnoy and Martin to advocate acquisitions and discourage sales by us. Five Star is paid a percentage of gross revenues for our repossessed properties' operations; and this fee structure could encourage Five Star and Messrs. Portnoy and Martin to continue or expand healthcare operations when doing so is not in our best interests. RMR acts as the advisor to two other publicly owned REITs: HRPT Properties Trust ("HRPT") which owns and operates office buildings, and Hospitality Properties Trust ("HPT") which owns and leases hotels. HRPT owns approximately 49% of our common shares. Messrs. Portnoy and Martin also serve as managing trustees of HRPT and HPT. These multiple responsibilities to three public companies could create competition among these companies for the time and efforts of RMR and Messrs. Portnoy and Martin.

All of the contractual arrangements between us and RMR or Five Star have been approved by our trustees other than Messrs. Portnoy and Martin. Since we began to operate as a separate public company we have sold more properties than we have acquired and our fees payable to RMR have declined. Since Five Star began managing our repossessed properties we have closed some nursing home operations and we may close others in the future. We believe that the quality and depth of management available to us by contracting with RMR and Five Star could not be duplicated by our being a self-advised company or by our contracting with unrelated third parties without considerable cost increases. However, the fact that we believe these relationships have been beneficial to us in the past does not guarantee that these related party transactions may not be detrimental to us in the future.

Changes at Marriott International, Inc. could adversely affect us.

A majority of our rental income is received from Marriott International, Inc. We regard Marriott as a strong credit tenant and its leased properties are performing well. Nonetheless, the Marriott leases extend for a long period through 2013, and Marriott's financial condition and the performance of its leased properties may change. Because our investment in properties leased to Marriott generates a large percentage of our income, any adverse change in Marriott's financial condition or its operations of the leased properties would adversely affect our ability to make payments to the Trust and on the Trust Preferred Securities.

Real estate ownership creates risks and liabilities.

Our business is subject to the following risks associated with real estate acquisitions and ownership:

-   casualty losses, some of which may be uninsured;

-   defaults and bankruptcies by our tenants;

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

- the illiquid nature of real estate and real estate markets impair our ability to purchase or sell our assets rapidly to respond to changing economic conditions;

- lease expirations which are not renewed or for properties which can only be relet at lower rents;

- costs may be incurred relating to maintenance and repair, and the need to make expenditures due to changes in governmental regulations, including the Americans with Disabilities Act; and

- environmental hazards created by prior owners or occupants, existing tenants, abutters or other persons for which we may be liable.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Use of proceeds

We estimate that the proceeds of this offering of the Trust Preferred Securities will be approximately $25 million. The Trust will use all of the proceeds toward the purchase of $25 million aggregate principal amount of our junior subordinated debentures due 2041. We will use the net proceeds we receive for the debentures, after our payment of underwriting commissions and other expenses relating to the issuance of the Trust Preferred Securities and the junior subordinated debentures, to repay outstanding borrowings under our revolving bank credit facility. At May 31, 2001, the interest rate payable on our revolving bank credit facility was 6.22% per year. Until we use the proceeds of this offering, they may be deposited in interest-bearing accounts or invested in short-term securities, including securities that may not be investment grade rated.

Capitalization

The following table describes our consolidated capitalization as of March 31, 2001, and as adjusted assuming completion of this offering and that the estimated proceeds of this offering net of commissions and other offering expenses are used to repay outstanding borrowings under our revolving bank credit facility.

                                                                  March 31, 2001
                                                                 Actual   As Adjusted
-------------------------------------------------------------------------------------
                                                              (dollars in thousands,
                                                                 except per share
                                                                      amount)
Debt:
  Bank credit facility......................................  $105,000    $    80,937
                                                              --------    -----------
Trust Preferred Securities due 2041.........................        --         25,000
                                                              --------    -----------
Shareholder's equity:
  Common shares of beneficial interest, $0.01 par value:
    25,916,100 issued and outstanding.......................       259            259
  Additional paid-in-capital................................   444,638        444,638
  Cumulative net income.....................................    41,509         41,509
  Cumulative distributions..................................   (62,323)       (62,323)
  Unrealized gain on investment.............................     1,780          1,780
                                                              --------    -----------
      Total shareholders' equity............................   425,863        425,863
                                                              --------    -----------
      Total capitalization..................................  $530,863       $531,800
                                                              ========    ===========

Ratio of earnings to fixed charges

Our consolidated ratio of earnings to fixed charges was 2.3 and 2.7 for the three months ended March 31, 2001 and 2000, respectively, and 3.0, 1.8, 3.4, 3.6 and 3.5 for the years ended December 31, 2000, 1999, 1998, 1997 and 1996, respectively. On an as adjusted basis, our consolidated ratio of earnings to fixed charges was 2.9 and 2.1 for the year ended December 31, 2000 and three months ended March 31, 2001, respectively.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Our Company

SNH is a REIT which invests in senior housing real estate, including apartment buildings for aged residents, assisted living facilities, congregate care communities and nursing homes. We currently own 85 operating properties, which have an undepreciated book value, net of impairment losses, of approximately $593 million, and a net book value of approximately $482 million at March 31, 2001. The properties are located in 23 states.

                                     [MAP]

                                                               Number of    Undepreciated              Net
Location of Properties by State                               properties   carrying value       book value
----------------------------------------------------------------------------------------------------------
                                                                           (in thousands)   (in thousands)
Arizona.....................................................           5        $ 28,012         $ 23,353
California..................................................           7          48,991           40,951
Colorado....................................................           7          27,805           22,933
Connecticut.................................................           3          14,710           11,922
Florida.....................................................           5         131,990          111,708
Georgia.....................................................           4          12,308           10,709
Illinois....................................................           1          36,742           31,332
Iowa........................................................           7          11,377            9,680
Kansas......................................................           1           1,320            1,127
Maryland....................................................           1          33,080           28,086
Massachusetts...............................................           5          73,422           46,367
Michigan....................................................           2           9,086            8,935
Missouri....................................................           2           3,788            3,067
Nebraska....................................................          14          13,437           12,966
New Jersey..................................................           1          13,007           11,396
Ohio........................................................           1           3,445            2,840
Pennsylvania................................................           1          15,598            9,798
South Dakota................................................           3           7,589            5,833
Texas.......................................................           1          12,410           10,491
Virginia....................................................           3          57,666           48,872
Washington..................................................           1           5,192            4,063
Wisconsin...................................................           8          25,175           19,935
Wyoming.....................................................           2           7,245            5,738
                                                              ----------   -------------    -------------
  Total Investments.........................................          85        $593,395         $482,102
                                                              ==========   =============    =============

--------------------------------------------------------------------------------

Our Company
--------------------------------------------------------------------------------

Types of properties

Our present business plan contemplates investment in properties which offer four types of senior housing accommodations, including some properties that combine more than one type in a single building or campus.

    SENIOR APARTMENTS. Senior apartments are marketed to residents who are generally capable of caring for themselves. Residence is usually restricted on the basis of age. Purpose built properties may have special function rooms, concierge services, high levels of security and assistance call systems for emergency use. Residents at these properties who need healthcare or assistance with the activities of daily living are expected to contract independently for these services with homemakers or home healthcare companies.

    CONGREGATE COMMUNITIES. Congregate communities also provide high levels of privacy to residents and require residents to be capable of relatively high degrees of independence. Unlike a senior apartment property, a congregate community usually bundles several services as part of a regular monthly charge--for example, one or two meals per day in a central dining room, weekly maid service or a social director. Additional services are generally available from staff employees on a fee-for-service basis. In some congregate communities, separate parts of the property are dedicated to assisted living or nursing services.

    ASSISTED LIVING FACILITIES. Assisted living facilities are typically comprised of one bedroom suites which include private bathrooms and efficiency kitchens. Services bundled within one charge usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24 hour availability of assistance with the activities of daily living such as dressing and bathing. Professional nursing and healthcare services are usually available at the facility on call or at regularly scheduled times. Since the early 1990s there has been significant growth in the number of purpose built assisted living facilities.

    NURSING HOMES. Nursing homes generally provide extensive nursing and healthcare services similar to those available in hospitals, without the high costs associated with operating theaters, emergency rooms or intensive care units. A typical purpose built nursing home includes mostly two-bed rooms with a separate toilet in each room and shared dining and bathing facilities. Some private rooms are often available for those residents who can afford to pay higher rates or for patients whose medical conditions require segregation. Nursing homes are generally staffed by licensed nursing professionals 24 hours per day.

During the past few years, nursing home owners and operators have faced two significant business challenges. First, the rapid expansion of the assisted living industry which started in the early 1990s has attracted a number of residents away from nursing homes. This was especially significant because the residents who chose assisted living facilities previously had often been the most profitable residents in the nursing homes. These residents required a lesser amount of care and were able to pay higher private rates rather than government rates.

The second major challenge arose as a result of Medicare and Medicaid cost containment laws beginning in 1994, particularly 1997 federal legislation that required the Medicare program to implement a prospective payment program for various subacute services provided in nursing homes. Implementation of this Medicare prospective payment program began on July 1, 1998. Prior to the prospective payment program, Medicare generally paid nursing home operators based upon audited costs for services provided. The prospective payment system sets Medicare rates based upon government estimated costs of treating specified medical conditions. Although it is possible that a nursing home may increase its profit if it is able to provide quality services at below average costs, we

--------------------------------------------------------------------------------

Our Company
--------------------------------------------------------------------------------

believe that the effect of the new Medicare rate setting methodology has been and will be to reduce the profitability of Medicare services in nursing homes. This belief is based upon our observation of the impact of similar Medicare changes that were implemented for hospitals during the 1980s.

Tenants and property operations

Our financial condition depends, in part, on the financial condition of our tenants and upon our properties' operations.

    MARRIOTT. Marriott International, Inc. is our most important tenant. Our historical investment in the 14 properties (4,030 units) which we lease to Marriott is approximately $325 million, which represents 55% of our total investments before depreciation. Our depreciated book value of these properties at March 31, 2001, was $276 million. These properties predominately offer congregate care and assisted living services, and approximately 88% of revenues at these properties are paid by residents from private resources. Our lease to Marriott expires in 2013. Marriott has four all or none renewal options for five years each. The lease requires minimum annual rent of approximately $28 million plus increases equal to 4.5% of gross revenue increases at these properties since 1994. The rent paid in 2000 was approximately $30 million. Marriott has guaranteed our lease. Marriott is a NYSE listed company whose major businesses are developing, operating and managing hotels, senior living properties and timeshare resorts. At March 31, 2001, Marriott reported total assets of approximately $8.3 billion and stockholders' equity of approximately
$3.5 billion and is investment grade rated.

    HEALTHSOUTH. We lease five nursing homes (762 beds) to HEALTHSOUTH Corporation. Our historical investment in these properties is approximately
$73 million, which represents 12% of our total investments before depreciation. Our depreciated book value of these properties at March 31, 2001, was approximately $46 million. These leases expire in January 2006. HEALTHSOUTH has several renewal options, but we do not expect that these renewal options will be exercised. The lease requires minimum annual rent of approximately $10 million plus increases equal to 3% of the increase in revenues at the leased properties in excess of revenues for the year ended May 31, 2000. Based upon information provided to us by HEALTHSOUTH, we believe that the net operating income of these properties is less than the rent paid to us. HEALTHSOUTH is a NYSE listed company whose principal businesses are to provide in-hospital rehabilitation services, outpatient rehabilitation services and outpatient surgery services. At March 31, 2001, HEALTHSOUTH reported total assets of approximately $7.5 billion and stockholders' equity of approximately $3.6 billion and its senior unsecured long-term debt is currently rated Ba1 by Moody's Investors Service and BBB- by Standard & Poor's Ratings Services.

    INTEGRATED HEALTH. We lease one nursing home (140 beds) to Integrated Health Services, Inc. Our historical investment in this property is approximately $16 million, which represents 3% of our total investments before depreciation. Our depreciated book value of this property at March 31, 2001, was approximately $10 million. This lease expires in 2010, and Integrated has three renewal options for a total of 30 years. The annual rent payable to us for this lease is approximately $1 million plus annual increases beginning in 2004 based upon the Consumer Price Index. Integrated is a large, publicly owned, nursing home and home health services company. Integrated filed for bankruptcy in 2000, but the lease for this property was amended pursuant to an agreement of the parties, and our lease payments have remained current since then.

    MULTICARE. We lease one nursing home (150 beds) to The Multicare Companies, Inc. Our historical investment in this property is approximately $13 million, which represents 2% of our total

--------------------------------------------------------------------------------

Tenants and property operations
--------------------------------------------------------------------------------

investments before depreciation. Our depreciated book value of this property at March 31, 2001, was approximately $11 million. This lease expires in 2005, and Multicare has three renewal options totaling an additional 25 years. The lease currently requires annual rent of approximately $2 million which increases annually by $13,000. Multicare is a subsidiary of Genesis Health
Ventures, Inc., a large, publicly owned, nursing home company. Both Multicare and Genesis filed for bankruptcy in 2000. Despite these bankruptcy filings, Multicare has continued to pay rent to us on a current basis.

    OTHER TENANTS. As of March 31, 2001, and continuing through today, we lease seven properties to five privately owned tenants as follows (dollars in thousands):

                                                Historical
                                     Type of    investment           Book     Current              Current
                             property/no. of        before    value after     minimum              minimum
Location                       beds or units  depreciation   depreciation   rent/year     lease expiration
----------------------------------------------------------------------------------------------------------
Huron and Sioux        2 nursing homes and 1
Falls, SD                    assisted living
(3 properties)                 facility; 361
                                  beds/units    $ 7,589        $ 5,833       $ 1,078      January 31, 2013

Seattle, WA                    nursing home;
                                   103 beds       5,192          4,063           806     December 31, 2005

Fresno, CA                     nursing home;
                                   180 beds       3,503          2,674           900    September 30, 2015

Grove City                     nursing home;
(Columbus), OH                     200 beds       3,445          2,840           378     December 31, 2003

St. Joseph, MO                 nursing home;
                                   120 beds       1,333          1,109           307         July 31, 2001
----------------------------------------------------------------------------------------------------------
7 properties, in 5       6 nursing homes and
states, leased to 5        1 assisted living
tenants                            facility;
                             964 beds/units     $21,062        $16,519       $ 3,469          2001 to 2015

The leases for the South Dakota, Washington and California properties provide tenants renewal options. The lease for the Missouri property expired on April 30, 2001, but was extended to July 31, 2001, while we continue discussions with this tenant regarding a possible sale of this property or a lease renewal. We have recently begun discussions with the tenant of the Ohio property concerning terms for renewal of this lease.

    FIVE STAR. In 2000, two of our large nursing home tenants, Integrated and Mariner Post-Acute Network, Inc., filed for bankruptcy. Effective July 1, 2000, we entered settlements with these tenants. Pursuant to the Integrated settlement, we assumed the financial responsibility for 40 nursing homes, five nursing homes formerly leased to Integrated were leased to HEALTHSOUTH and the lease for one nursing home was amended as described above. Pursuant to the Mariner settlement, we assumed financial responsibility for 17 nursing homes. During 2000, we closed operations at one of the nursing homes formerly leased to Mariner, and we purchased an assisted living property in the vicinity of a nursing home formerly leased to Mariner. As a result of these activities, at March 31, 2001, 57

--------------------------------------------------------------------------------

Tenants and property operations
--------------------------------------------------------------------------------

healthcare properties, including 55 nursing homes and 2 assisted living properties, located in 12 states, with 5,368 beds were managed for our account, as follows (dollars in thousands):

                                                                             Book value before     Book value after
State (no. of properties)                                      Beds/units         depreciation         depreciation
-------------------------------------------------------------------------------------------------------------------
Arizona(3)............................................               299    $           6,219    $           4,916
California(5).........................................               487               13,697               11,168
Colorado(7)...........................................               763               27,805               22,933
Connecticut(3)........................................               440               14,710               11,922
Georgia(4)............................................               399               12,308               10,709
Iowa(7)...............................................               532               11,377                9,680
Kansas(1).............................................                55                1,320                1,127
Michigan(2)...........................................               321                9,086                8,935
Missouri(1)...........................................                76                2,455                1,957
Nebraska(14)..........................................               873               13,437               12,966
Wisconsin(8)..........................................               917               25,175               19,935
Wyoming(2)............................................               206                7,245                5,739
-------------------------------------------------------------------------------------------------------------------

57 properties in 12 states............................             5,368    $         144,834    $         121,987

Tax laws applicable to REITs require that we engage a manager to operate repossessed properties, and our managing trustees organized Five Star for this purpose. Five Star has assembled a staff of 75 personnel in our home office and in five regional offices who supervise staff of approximately 5,500 full time equivalent employees at these 57 healthcare facilities. Since July 1, 2000, we and Five Star have obtained all of the healthcare licenses and entered various Medicare and Medicaid contracts necessary to operate these properties for our account. Our present business plan is to operate these properties through Five Star until they can be sold or leased. For the three quarterly periods that we and Five Star have operated these properties, our net operating income before depreciation from these operations was as follows (dollars in thousands):

                                                                                NOI
Quarter ended                                                      NOI   annualized
-----------------------------------------------------------------------------------
September 30, 2000..........................................   $1,228    $    4,912
December 31, 2000...........................................    1,292         5,168
March 31, 2001..............................................    1,376         5,504

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SNH Capital Trust I

SNH Capital Trust I is a statutory business trust which we recently formed under Maryland law. Our wholly-owned subsidiary, SNH Capital Trust Holdings, serves as sponsor for SNH Capital Trust I. The trust agreement for SNH Capital Trust I will be amended and restated substantially in the form filed as an exhibit to the registration statement relating to this prospectus supplement, effective when the Trust Preferred Securities are initially issued.

SNH Capital Trust I exists for the exclusive purposes of:

- issuing two classes of trust securities, Trust Preferred Securities to the public and common securities to us, which together represent all of the undivided beneficial interests in the assets of the Trust;

- investing the proceeds of the Trust Preferred Securities and common securities in our junior subordinated debentures;

-   making distributions; and

- engaging in only those other activities necessary, advisable or incidental to the purposes listed above.

The junior subordinated debentures will be the sole assets of SNH Capital Trust I, and our payments under the junior subordinated debentures and our agreement as to expenses and liabilities will be the sole revenue of SNH Capital Trust I. The aggregate liquidation amounts of the common securities which SNH Capital Trust I will issue to us will equal 3% of the aggregate liquidation amounts of the common securities and the Trust Preferred Securities. No separate financial statements of SNH Capital Trust I are included in this prospectus supplement or the accompanying prospectus. We consider these financial statements not to be material to holders of the Trust Preferred Securities because SNH Capital Trust I has no independent operations and its purposes are limited as described above. We do not expect that SNH Capital Trust I will be filing annual, quarterly or special reports with the SEC.

Description of the trust preferred securities

Specific terms of the Trust Preferred Securities are summarized below. This summary is not complete and should be read together with the "Description of trust preferred securities and trust guarantee" in the accompanying prospectus. The form of amended and restated trust agreement was filed as an exhibit to the registration statement related to this prospectus supplement, and you should read the amended and restated trust agreement for provisions that may be important to you. The amended and restated trust agreement will be qualified as an indenture under the Trust Indenture Act. You should also refer to the Trust Indenture Act for provisions that apply to the Trust Preferred Securities.

Distributions

Distributions on the Trust Preferred Securities will:

- be payable in U.S. dollars at 10.125% per annum of the $25 liquidation amount of each Trust Preferred Security, including interest payable on overdue distributions, on the basis of a 360-day year of twelve 30-day months;

- be cumulative and payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing September 15, 2001; and

-   originally accrue from, and include, the date they are issued.

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Description of the trust preferred securities
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In the event that any date on which distributions are to be made on the Trust
Preferred Securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day which is a business day and without any interest or other payment in respect of that delay.

A business day is any day that is not a Saturday, a Sunday, a day on which banks in New York or Boston, Massachusetts are authorized or required to remain closed, or a day on which the corporate trust office of the property trustee (the "Property Trustee") of the amended and restated trust agreement or the indenture trustee (the "Junior Subordinated Indenture Trustee") of the junior subordinated indenture (the "Junior Subordinated Indenture") is closed for business.

Distributions on the Trust Preferred Securities will be made on the dates payable to the extent that SNH Capital Trust I has funds available for the payment of distributions in the payment account. SNH Capital Trust I's funds available for distribution to the holders of the trust securities will be limited to payments received from us on the junior subordinated debentures. We have guaranteed the payment of distributions out of monies held by SNH Capital Trust I (the "Guarantee") to the extent set forth under "Subordination of the guarantee."

Distributions on the Trust Preferred Securities will be payable to the holders named on the securities register of SNH Capital Trust I on the relevant record dates. As long as the Trust Preferred Securities are represented by a global certificate, the record date for payment of distributions will be one business day before the relevant payment date. If the Trust Preferred Securities are ever issued in certificated form, the record date for the payment of distributions will be the fifteenth day before the relevant payment date, even if not a business day. Distributions will be paid through the Property Trustee, which will hold amounts received in respect of the junior subordinated debentures in the payment account for the benefit of the holders of the trust securities.

Deferral of payment periods

So long as there is no event of default under the Junior Subordinated Indenture, we may defer interest payments on the junior subordinated debentures for a period of up to 20 consecutive quarters. Distributions on the Trust Preferred Securities will not be paid during any deferral period, but will accrue interest on unpaid distributions at an annual rate of 10.125%, compounded quarterly (to the extent permitted by law). We cannot make specified payments on our other securities that rank equally with or are junior to the junior subordinated debentures during a deferral period. These prohibited payments are described under "Description of the junior subordinated debentures--Deferral of payment periods" in this prospectus supplement.

Before the end of any deferral period that is shorter than 20 consecutive quarters, we can further defer the period, so long as the entire deferral period would not exceed 20 consecutive quarters. We may also elect to shorten the length of any deferral period. No payments can be deferred beyond the maturity date of the junior subordinated debentures. At the end of any deferral period, if all amounts then due on the junior subordinated debentures, including additional interest on unpaid interest, have been paid, we may elect to begin a new deferral period.

We have no current intention of exercising our right to defer payments of interest by deferring the interest payment period on the junior subordinated debentures.

Redemption

SNH Capital Trust I must redeem the Trust Preferred Securities when the junior subordinated debentures are paid at maturity or if the junior subordinated debentures are redeemed before they

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                                                                            S-19
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mature. The junior subordinated debentures will mature on June 15, 2041, and may be redeemed (1) at any time, in whole but not in part, within 180 days following the occurrence and continuation of a Special Event and (2) at any time on or after June 15, 2006, in whole or in part, at a redemption price equal to 100% of the principal amount of such junior subordinated debentures being redeemed plus accrued and unpaid interest. See "Right to redeem upon a special event" below for a description of the term Special Event. In the event that fewer than all of the outstanding trust securities are to be redeemed, the Trust Preferred Securities and common securities will be redeemed on a pro-rata basis based on liquidation amounts. The particular Trust Preferred Securities to be redeemed will be selected not more than 60 days prior to the redemption date by the Property Trustee by lot or other method as the Property Trustee deems fair and appropriate. Holders of Trust Preferred Securities shall be given not less than 30 nor more than 60 days notice of any redemption prior to maturity.

The full redemption price for each Trust Preferred Security shall equal $25 principal amount plus accrued distributions to the redemption date.

If the Property Trustee gives a notice of redemption in respect of the Trust Preferred Securities (which notice will be irrevocable), and if the Trust Preferred Securities are in book-entry only form and we have paid to the Property Trustee a sufficient amount of cash in connection with the related redemption of the junior subordinated debentures, then, by 12:00 noon, New York City time, on the redemption date, the Property Trustee will irrevocably deposit with the clearing agent funds sufficient to pay the applicable redemption price. If the trust securities are no longer in book-entry only form and we have paid the Property Trustee a sufficient amount of cash to pay the applicable redemption price, the Property Trustee will irrevocably deposit with the paying agent funds sufficient to pay the applicable redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of the Trust Preferred Securities, and the paying agent will pay the applicable redemption price to the holders of the Trust Preferred Securities.

If notice of redemption has been given and funds deposited as required, then, on the date of the deposit, distributions will cease to accrue and all rights of holders of Trust Preferred Securities called for redemption will cease, except the right of the holders of the Trust Preferred Securities to receive the redemption price but without interest on the redemption price. In the event that any date fixed for redemption of Trust Preferred Securities is not a business day, then payment of the redemption price payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay. In the event that payment of the redemption price in respect of Trust Preferred Securities is improperly withheld or refused and not paid either by SNH Capital Trust I or by us under the Guarantee, distributions on the Trust Preferred Securities will continue to accrue at 10.125% per year from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

Right to redeem upon a special event

We will have the right to redeem all, but not fewer than all, of the junior subordinated debentures, at the redemption price described above, at any time within 180 days following the occurrence and continuation of a Tax Event or an Investment Company Event (either, a "Special Event").

A Tax Event means that the Property Trustee has received an opinion of counsel to the effect that, as a result of any amendment to, change or announced proposed change in:

- the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

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Description of the trust preferred securities
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-   any official administrative pronouncement or judicial decision interpreting or applying those laws or regulations,

which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the Trust Preferred Securities are issued and sold (and does not pertain to the use of the proceeds from the junior subordinated debentures), there is more than an insubstantial risk that:

- SNH Capital Trust I is or within 90 days would be subject to federal income tax with respect to income accrued or received on the junior subordinated debentures;

- interest payable to SNH Capital Trust I on the junior subordinated debentures is not or within 90 days would not be deductible, in whole or in part, by us for federal income tax purposes; or

- SNH Capital Trust I is or within 90 days would be subject to a material amount of other taxes, duties or other governmental charges.

Investment Company Event means that the Property Trustee has received an opinion of an independent and nationally recognized law firm to the effect that, as a result of an amendment to or change in the Investment Company Act or regulations thereunder on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that SNH Capital Trust I is or will be considered an investment company and be required to be registered under the Investment Company Act.

Liquidation

The amount payable on the Trust Preferred Securities in the event of any liquidation of the SNH Capital Trust I is $25 per Trust Preferred Security plus accrued and unpaid distributions, which may be in the form of a distribution of junior subordinated debentures. See "Description of the trust preferred securities--Distribution of the junior subordinated debentures" below.

Distribution of the junior subordinated debentures

SNH Capital Trust I will dissolve on June 15, 2041 or as expeditiously as possible thereafter or will be dissolved as expeditiously as possible after the occurrence of certain events (each, an "Early Dissolution Event"), which include:

- our bankruptcy or the bankruptcy of SNH Capital Trust Holdings, our subsidiary which is the sponsor of SNH Capital Trust I;

- the occurrence of a Special Event (with certain limited exceptions in the case of a Tax Event);

-   the redemption, conversion or exchange of all the trust securities;

-   the entry of an order of dissolution of SNH Capital Trust I; and

-   our written notice to the Property Trustee to dissolve SNH Capital Trust I.

In the event of a dissolution (except in the case of a liquidation due to the redemption, conversion or exchange of all the trust securities), after SNH Capital Trust I pays all amounts owed to creditors, SNH Capital Trust I will distribute to the holders of the Trust Preferred Securities and common securities junior subordinated debentures in a total principal amount equal to the total liquidation amount of the Trust Preferred Securities and common securities. However, in the event that, whether because of an order for dissolution entered by a court or otherwise, distribution of the junior subordinated debentures in the manner provided for in the amended and restated trust agreement is

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Description of the trust preferred securities
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determined by the Property Trustee to be impracticable, the trust property will be liquidated, and SNH Capital Trust I will be wound-up or terminated in a manner determined by the Property Trustee.

If SNH Capital Trust I cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by SNH Capital Trust I on its Trust Preferred Securities and common securities will be paid on a pro-rata basis based on aggregate liquidation amounts of each class. However, if an event of default under the Junior Subordinated Indenture has occurred and is continuing, the total amounts due on the Trust Preferred Securities will be paid before any distribution on the trust common securities.

After dissolution and distribution of the junior subordinated debentures, the Trust Preferred Securities and the trust common securities will no longer be outstanding. Certificates representing Trust Preferred Securities will then represent junior subordinated debentures that:

- have a principal amount equal to the liquidation amount of the Trust Preferred Securities; and

- bear accrued and unpaid interest equal to any accrued and unpaid distributions on the Trust Preferred Securities.

If we distribute junior subordinated debentures to holders of Trust Preferred Securities in a dissolution of SNH Capital Trust I, those junior subordinated debentures will be issued in denominations of $25 and integral multiples of $25 and will initially be issued in the form of one or more global securities. We expect that The Depository Trust Company ("DTC"), or any successor depositary for the Trust Preferred Securities, will act as depositary for the junior subordinated debentures. It is anticipated that the depositary arrangements for the junior subordinated debentures would be substantially identical to those in effect for the Trust Preferred Securities. See "Book-entry procedures and settlement" in this prospectus supplement. There can be no assurances as to the market price of any junior subordinated debentures that may be distributed to the holders of Trust Preferred Securities.

If the junior subordinated debentures are distributed, we will use our best efforts to list the junior subordinated debentures on the New York Stock Exchange (or any other exchange on which the Trust Preferred Securities are then listed) in place of the Trust Preferred Securities.

Events of Default

An event of default under the Junior Subordinated Indenture will be an event of default under the amended and restated trust agreement. See "Description of junior subordinated debentures--Events of default under the junior subordinated indenture."

Under the amended and restated trust agreement, we, as holder of the trust common securities, will be deemed to have waived any event of default with respect to the trust common securities until all events of default with respect to the Trust Preferred Securities have been cured, waived or otherwise eliminated. Until all events of default with respect to the Trust Preferred Securities have been cured, waived, or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Trust Preferred Securities and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the amended and restated trust agreement and the Junior Subordinated Indenture. In the event that any event of default with respect to the Trust Preferred Securities is waived by the holders of the Trust Preferred Securities as provided in the amended and restated trust agreement, under the amended and restated trust agreement the holders of trust common securities have agreed that the waiver also constitutes a waiver of the event of default with respect to the trust common securities for all purposes under the amended and restated trust agreement without any further act, vote or consent of the holders of trust common securities.

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Description of the trust preferred securities
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We and the regular trustees will file annually with the Property Trustee a certificate evidencing compliance with all the applicable conditions and covenants under the amended and restated trust agreement.

Upon the occurrence of an event of default under the Junior Subordinated Indenture, the Property Trustee, as the sole holder of the junior subordinated debentures, will have the right to exercise any rights under the Junior Subordinated Indenture to declare the principal of, interest and premium, if any, on the junior subordinated debentures to be immediately due and payable.

If the Property Trustee fails to enforce its rights under the amended and restated trust agreement or the Junior Subordinated Indenture to the fullest extent permitted by law and subject to the terms of the amended and restated trust agreement and the Junior Subordinated Indenture, any holder of Trust Preferred Securities may sue us, or seek other remedies, to enforce the Property Trustee's rights under the amended and restated trust agreement or the Junior Subordinated Indenture without first instituting a legal proceeding against the Property Trustee or any other person. If an event of default occurs and is continuing as a result of our failure to pay principal of or interest or premium, if any, on the junior subordinated debentures when payable, and not during an authorized deferral period, then a holder of the Trust Preferred Securities may directly sue us or seek other remedies to collect its proportionate share of payments owed. See "Relationship among the trust preferred securities, the guarantee and the junior subordinated debentures."

Removal and replacement of trustees

Only the holders of trust common securities have the right to remove or replace the trustees of SNH Capital Trust I. The resignation or removal of any trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the amended and restated trust agreement.

Mergers or consolidations of SNH Capital Trust I

SNH Capital Trust I may not consolidate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other corporation or other body (each, a "Merger Event"), except as described below. SNH Capital Trust I may, with the consent of a majority of its regular trustees and without the consent of the holders of its trust securities or the Property Trustee, consummate or complete a Merger Event, provided that:

-   the successor entity either:

    (1) assumes all of the obligations of SNH Capital Trust I relating to its trust securities, or

    (2) substitutes other securities for the Trust Preferred Securities that are substantially similar to the Trust Preferred Securities, so long as the successor securities rank the same as the trust securities for distributions and payments upon liquidation, redemption and otherwise;

- we appoint a trustee of the successor entity who has the same powers and duties as the Property Trustee of SNH Capital Trust I as the holder of the junior subordinated debentures;

- the securities of the successor exchanged for the Trust Preferred Securities are listed, or any such successor securities will be listed, upon notice of issuance, on the same securities exchange or other organization that the Trust Preferred Securities are then listed;

- the Merger Event does not cause the Trust Preferred Securities or successor securities to be downgraded by any nationally recognized rating agency;

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                                                                            S-23
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Description of the trust preferred securities
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-   the Merger Event does not adversely affect the rights, preferences and privileges of the holders of the Trust Preferred Securities or successor securities in any material way, other than with respect to any dilution of the holders' interest in the new entity;

- the successor entity has a purpose substantially identical to that of SNH Capital Trust I; and

- prior to the Merger Event, we have received an opinion of counsel stating that:

    (1) the Merger Event does not adversely affect the rights of the holders of the Trust Preferred Securities or any successor securities in any material way, other than with respect to any dilution of the holders' interest in the new entity;

    (2) following the Merger Event, neither SNH Capital Trust I nor its successor entity will be required to register as an investment company under the Investment Company Act;

    (3) following the Merger Event, SNH Capital Trust I or its successor will be treated as a grantor trust for federal income tax purposes;

    (4) we own directly or indirectly all the common securities of the successor entity; and

    (5) we guarantee the obligations of the successor entity under the successor securities in the same manner as in the Guarantee.

In addition, unless all of the holders of the Trust Preferred Securities approve otherwise, SNH Capital Trust I will not consolidate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, merge with or into, or replace it, if the transaction would cause SNH Capital Trust I or its successor entity to be classified other than as a grantor trust for federal income tax purposes.

Voting rights; amendment of amended and restated trust agreement

The holders of Trust Preferred Securities have no voting rights except as discussed in the following paragraphs or under "Description of the trust preferred securities--Mergers or consolidations of SNH Capital Trust I" in this prospectus supplement and "Description of the trust preferred securities and trust guarantee--Trust guarantee" in the accompanying prospectus, and as otherwise required by law and the amended and restated trust agreement.

We and the trustees of SNH Capital Trust I may amend the amended and restated trust agreement:

- to cure ambiguities or inconsistencies in the amended and restated trust agreement (provided that such changes do not adversely affect the rights of holders of any trust securities);

- to modify, add or eliminate provisions necessary to ensure classification as a grantor trust for federal income tax purposes or to ensure that SNH Capital Trust I will not be subject to the Investment Company Act; or

- to comply with requirements under the federal securities laws that the amended and restated trust agreement be qualified under the Trust Indenture Act.

However, if any proposed amendment provides for, or the trustees otherwise propose to effect any action that would adversely affect the powers, preferences or special rights of the trust securities, whether by way of amendment to the amended and restated trust agreement or otherwise, then the holders of the Trust Preferred Securities as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the Trust Preferred Securities affected by the amendment or proposal.

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Description of the trust preferred securities
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Any amendment to the amended and restated trust agreement that will change the amount or timing or otherwise adversely affect the amount of any distribution on the trust securities or restricts the right of holders of trust securities to institute a suit of enforcement after a payment date requires the consent of each holder of the trust securities.

No amendment may be made to the amended and restated trust agreement if that amendment would (1) cause SNH Capital Trust I to be characterized as other than a grantor trust for federal income tax purposes or (2) cause SNH Capital Trust I to be deemed to be an investment company which is required to be registered under the Investment Company Act. In addition, no amendment that would impose additional obligations on us under the amended and restated trust agreement shall be entered into without our consent. The Property Trustee is not required to enter into any amendment to the amended and restated trust agreement if it would affect the powers of the Property Trustee.

During an event of default with respect to the Trust Preferred Securities, the holders of a majority of the total liquidation amount of the Trust Preferred Securities have the right to:

- direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or

- direct the exercise of any trust or power conferred upon the Property Trustee under the amended and restated trust agreement, including the right to direct the Property Trustee, as the holder of the junior subordinated debentures, to exercise the remedies available under the Junior Subordinated Indenture with respect to the junior subordinated debentures (excluding the right to direct the Property Trustee to consent to an amendment, modification or termination of the Junior Subordinated Indenture).

So long as any junior subordinated debentures are held by the Property Trustee, the trustees may not:

- direct the time, method and place of conducting any proceeding for any remedy available to the Junior Subordinated Indenture Trustee, or executing any trust or power conferred on the Junior Subordinated Indenture Trustee with respect to such junior subordinated debentures,

-   waive any past default under the Junior Subordinated Indenture,

- exercise any right to rescind or annul an acceleration of the maturity of the junior subordinated debentures, or

- consent to any amendment, modification or termination of the Junior Subordinated Indenture or the junior subordinated debentures,

without, in each case, obtaining the prior approval of the holders of a majority in aggregate liquidation amount of the Trust Preferred Securities (except in the case of amendment, modification or termination of the Junior Subordinated Indenture or the junior subordinated debentures, the approval may be given by the holders of a majority in liquidation amount of the Trust Preferred Securities and trust common securities, voting together as a single class, if no event of default has occurred and is continuing).

If a consent under the Junior Subordinated Indenture would require the consent of each affected holder of debt securities, the Property Trustee may not give the consent without the prior written consent of each holder of Trust Preferred Securities. The trustees may not revoke any action previously authorized or approved by a vote of the holders of the Trust Preferred Securities, except by a subsequent vote of holders of the Trust Preferred Securities.

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In addition, before taking any of the foregoing actions relating to remedies, the Property Trustee must obtain an opinion of counsel stating that, as a result of that action, SNH Capital Trust I will continue to be classified as a grantor trust for federal income tax purposes.

As described in the amended and restated trust agreement, the Property Trustee may hold a meeting to have holders of Trust Preferred Securities vote on a change or have them approve a change by written consent. If a vote by the holders of Trust Preferred Securities is taken or a consent is obtained, any Trust Preferred Securities owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding, which will have the following consequences:

- we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of Trust Preferred Securities; and

- any Trust Preferred Securities owned by us or any of our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained.

Agreement as to expenses and liabilities

We will enter into an agreement as to expenses and liabilities arising under the amended and restated trust agreement. That agreement will provide that we will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of SNH Capital Trust I to each person or entity to whom SNH Capital Trust I becomes indebted or liable. The exceptions are the obligations of SNH Capital Trust I to pay to the holders of the Trust Preferred Securities and the trust common securities or other similar interests in SNH Capital Trust I the amounts due to the holders under the terms of those trust common securities or those similar interests.

Book-entry securities

The Trust Preferred Securities will trade through DTC. The Trust Preferred Securities will be represented by a global certificate and registered in the name of Cede & Co., DTC's nominee. See "Book-entry procedures and settlement" in this prospectus supplement.

Information concerning the property trustee

State Street Bank and Trust Company is the Property Trustee, the trustee under the Guarantee and the Junior Subordinated Indenture Trustee. State Street Bank and Trust Company also serves as trustee under other indentures pursuant to which securities of certain of our affiliates are outstanding.

For matters relating to compliance with the Trust Indenture Act, the Property Trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The Property Trustee, other than during the occurrence and continuance of an event of default, undertakes to perform only the duties that are specifically described in the amended and restated trust agreement and, upon an event of default, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers given it by the amended and restated trust agreement at the request of any holder of Trust Preferred Securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur.

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Description of the junior subordinated debentures

Specific terms of the junior subordinated debentures are summarized below. This summary is not complete and should be read together with the "Description of debt securities" in the accompanying prospectus. The Junior Subordinated Indenture and the supplemental indenture under which the junior subordinated debentures will be issued were filed as exhibits to the registration statement, and you should read these documents for provisions that may be important to you. The Junior Subordinated Indenture will be qualified as an indenture under the Trust Indenture Act. You should also refer to the Trust Indenture Act for provisions that apply to the junior subordinated debentures.

The junior subordinated debentures will mature on June 15, 2041, and they are our unsecured obligations and will be subordinate in right of payment to our Senior Indebtedness (as defined below in this section under "Subordination"). Our obligations under the junior subordinated debentures are not guaranteed by our Subsidiaries.

Additional covenants applicable to the junior subordinated debentures

In addition to the covenants discussed in "Description of debt securities--Certain covenants" in the accompanying prospectus, under the Junior Subordinated Indenture, we will agree to:

- maintain 100% ownership of SNH Capital Trust I common securities directly or indirectly, while the junior subordinated debentures remain outstanding, and

- pay to SNH Capital Trust I any taxes, duties, assessments or governmental charges of whatever nature, other than withholding taxes, imposed by the United States or any other taxing authority on SNH Capital Trust I, so that the net amounts received and retained by SNH Capital Trust I after paying any taxes, duties, assessments or other governmental charges will be not less than what SNH Capital Trust I would have received had no such taxes, duties, assessments or other governmental charges been imposed.

Events of default under the junior subordinated indenture

The following are the "events of default" applicable to the junior subordinated debentures, instead of the events of default described in the accompanying prospectus:

- default for 30 days in the payment of any installment of interest payable on any junior subordinated debenture when due and payable (except for the deferral of interest payments as discussed below in "Deferral of payment periods");

- default in the payment of the principal of any junior subordinated debenture when due and payable;

- default in the performance, or breach, of any covenant of SNH contained in the Junior Subordinated Indenture (other than a covenant added to the Junior Subordinated Indenture for the benefit of a series of debt securities other than the junior subordinated debentures), which continues for 60 days after written notice as provided in the Junior Subordinated Indenture; or

- certain events of bankruptcy, insolvency or similar creditor reorganization, or court appointment of a receiver, liquidator or trustee of us or any of our significant subsidiaries or for all or substantially all of our or of their property.

See "Description of debt securities--Events of default and related matters" in the accompanying prospectus for a description of rights, remedies and other matters relating to events of default.

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Interest

Interest on the junior subordinated debentures will:

- be payable in U.S. dollars at 10.125% per annum, including interest payable on overdue interest, to the extent permitted by law, on the basis of a 360-day year of twelve 30-day months;

- be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning September 15, 2001, subject to deferral as described below under "Deferral of payment periods"; and

-   originally accrue from, and include, the date they are issued.

If any payment date is not a business day, payment will be made on the next following business day, and no interest or other payment will result from the delay.

The record date for interest payments on the junior subordinated debentures will be one business day before the scheduled interest payment date whether or not it is a business day.

Deferral of payment periods

So long as there is no event of default under the Junior Subordinated Indenture, we may defer interest payments on the junior subordinated debentures for a period of up to 20 consecutive quarters; except that no such deferral period may extend beyond the maturity of the junior subordinated debentures. During this period, the interest on the junior subordinated debentures will still accrue at a per annum rate of 10.125%. In addition, interest on the deferred interest will accrue at an annual rate of 10.125%, compounded quarterly, to the extent permitted by law. Distributions on the Trust Preferred Securities would not be paid during any deferral period with respect to the junior subordinated debentures, but would accumulate at the per annum rate of 10.125%. In addition, interest on unpaid distributions will accrue at an annual rate of 10.125%, compounded quarterly, to the extent permitted by law. When we refer to the deferral of any payment of interest, interest for that purpose also includes any additional amounts we have agreed to pay relating to taxes or other governmental charges as described above in the second bullet point under "Additional covenants applicable to junior subordinated debentures" in this section.

Before the end of any deferral period that is shorter than 20 consecutive quarters, we may further defer the period, so long as the entire deferral period does not exceed 20 consecutive quarters. We may also elect to shorten the length of any deferral period. At the end of any deferral period, if all amounts then due on the junior subordinated debentures, including additional interest on unpaid interest, have been paid, we may elect to begin a new deferral period.

If we defer payment on the junior subordinated debentures, we generally may not:

- declare or pay any dividend or distribution on our shares of beneficial interest;

- redeem, purchase, acquire or make a liquidation payment with respect to, any of our shares of beneficial interest;

- make any payment of principal or of interest or premium, if any, or repay or repurchase or redeem any indebtedness that is equal in right of payment with, or subordinated to, the junior subordinated debentures; or

- make any guarantee payments with respect to any indebtedness of ours or our subsidiaries that is equal in right of payment with, or subordinated to, the junior subordinated debentures.

However, during an interest deferral period, we may pay (a) dividends or distributions payable solely in common shares, (b) reclassify any class of our shares of beneficial interest, (c) declare any dividend in connection with the implementation of a plan providing for the issuance by us to all holders of our

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Description of the junior subordinated debentures
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common shares of rights entitling them to subscribe for or purchase common shares or any class or series of preferred shares, which rights (1) are deemed to be transferred with such common shares, (2) are not exercisable and (3) are also issued in respect of future issuances of common shares, in each case until the occurrence of a specified event or events (a "Rights Plan"), (d) the issuance of any of our shares of beneficial interest under any Rights Plan or the redemption or repurchase of any rights distributed pursuant to a Rights Plan, (e) payments under the Guarantee relating to the Trust Preferred Securities, and (f) purchases of common shares related to the issuance of common shares or rights under any of our benefit plans for our trustees, officers, employees, consultants or advisors.

We will give SNH Capital Trust I and the Junior Subordinated Indenture Trustee notice of our election of a deferral period on or before the earlier of:

-   one business day before the record date for the scheduled distribution; and

- the date we are required to give notice of a deferral period to the New York Stock Exchange or to any securities exchange where the Trust Preferred Securities are then listed.

These deferrals will also apply to distributions on Trust Preferred Securities and trust common securities. We will cause SNH Capital Trust I to send notice of that election to the holders of Trust Preferred Securities.

Redemption

The junior subordinated debentures may be redeemed (1) at any time on or after June 15, 2006, in whole or in part, or (2) prior to such date in whole, but not in part, within 180 days following the occurrence and continuance of a Tax Event or Investment Company Event, in any such case at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest. For the definitions of Tax Event and Investment Company Event, see "Description of the trust preferred securities--Right to redeem upon a special event" in this prospectus supplement.

Subordination

The junior subordinated debentures will be subordinate and junior in right of payment, to the extent set forth in the Junior Subordinated Indenture, to all our Senior Indebtedness as defined below. If:

- we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise,

- a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness, or

- the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we must make provision for those payments, before the holders of any junior subordinated debentures have the right to receive any payments of principal or interest on their junior subordinated debentures.

Senior Indebtedness means the principal, premium, interest and any other payment in respect of any of the following:

- all of our indebtedness for borrowed or purchased money that is evidenced by notes, debentures, bonds or other written instruments;

- our obligations for reimbursement under letters of credit, banker's acceptances, security purchase facilities or similar facilities issued for our account;

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Description of the junior subordinated debentures
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-   any of our other indebtedness or obligations with respect to commodity contracts, interest rate commodity and currency swap agreements and other similar agreements or arrangements; and

- all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Senior Indebtedness will not include our obligations to trade creditors.

Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Junior Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Junior Subordinated Indenture to change adversely the subordination of any outstanding junior subordinated debentures without the consent of each holder of Senior Indebtedness that the amendment would adversely affect.

The Junior Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

Subordination of the guarantee

Terms of our Guarantee are described in the accompanying prospectus under the caption "Description of trust preferred securities and trust guarantee--Trust guarantee." The following description supplements that description. The form of our Guarantee was filed as an exhibit to the registration statement related to this prospectus supplement, and you should read that document for provisions which are important to you.

Our obligations under the Guarantee are unsecured obligations, and will be subordinate and junior in right of payment to our Senior Indebtedness, to the extent and in the same manner, as our obligations under the junior subordinated debentures. That subordination and the definition of the term "Senior Indebtedness" are discussed above under the caption "Description of the junior subordinated debentures--Subordination." Our obligations under the Guarantee are not guaranteed by our Subsidiaries.

The terms of the Trust Preferred Securities will provide that each holder of the Trust Preferred Securities, by accepting those Trust Preferred Securities, agrees to the subordination provisions and other terms of the Guarantee.

Book-entry procedures and settlement

Upon issuance, all book-entry securities will be represented by one or more fully registered global certificates. Each global security will be deposited with DTC or its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

The following is based on information furnished to us by DTC that we believe to be reliable, but we accept no responsibility for its accuracy:

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities that its participants ("Direct Participants") deposit with DTC. DTC facilitates the clearance and settlement of securities transactions among its Direct Participants in these securities through electronic book-entry changes in accounts of the Direct Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Direct Participants include securities brokers and dealers (including the underwriters), banks,

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Book-entry procedures and settlement
--------------------------------------------------------------------------------

trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Persons who are not Direct Participants may beneficially own securities held by DTC only through Indirect Participants (as defined below).

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others including securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC's records. The ownership interest of each actual purchaser of securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities. DTC's records reflect only the identity of the Direct Participants to whose accounts the securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Although voting with respect to the securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to securities. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments on the securities will be made to DTC in immediately available funds. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the relevant payment date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the Direct or Indirect Participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of us and the Property Trustee, disbursement of the payments to Direct Participants is the responsibility of DTC, and

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                                                                            S-31
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Book-entry procedures and settlement
--------------------------------------------------------------------------------

disbursement of the payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Except as provided in this prospectus supplement, a Beneficial Owner of securities will not be entitled to receive physical delivery of securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the securities. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

DTC may discontinue providing its services as securities depositary with respect to the securities at any time by giving reasonable notice to us or the sponsor. Under those circumstances, in the event that a successor securities depositary is not obtained, securities certificates will be printed and delivered to the holders of record. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the securities. In that event, certificates for the securities will be printed and delivered to the holders of record.

We have no responsibility for the performance by DTC or its Direct and Indirect Participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

Relationship among the trust preferred securities, the guarantee and the junior subordinated debentures

We will guarantee payments of distributions and redemption and liquidation payments due on the Trust Preferred Securities, to the extent SNH Capital Trust I has funds available for the payments, to the extent described under "Description of trust preferred securities and trust guarantee--Trust guarantee", in the accompanying prospectus. No single document executed by us in connection with the issuance of the Trust Preferred Securities will provide for our full, irrevocable and unconditional guarantee of the Trust Preferred Securities. It is only the combined operation of our obligations under the Guarantee, the amended and restated trust agreement and the Junior Subordinated Indenture that has the effect of providing a full, irrevocable and unconditional guarantee of SNH Capital Trust I's obligations under the Trust Preferred Securities.

As long as we make payments of interest and other payments when due on the junior subordinated debentures held by SNH Capital Trust I, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the Trust Preferred Securities issued by SNH Capital Trust I, primarily because:

- the total principal amount of the junior subordinated debentures is equal to the sum of the total liquidation amount of the trust securities;

- the interest rate and interest and other payment dates on the junior subordinated debentures match the distribution rate and distribution and other payment dates for the Trust Preferred Securities;

- we will pay for any and all costs, expenses and liabilities of SNH Capital Trust I except its obligations under its Trust Preferred Securities; and

- the amended and restated trust agreement provides that SNH Capital Trust I will not engage in any activity that is not consistent with the limited purposes of SNH Capital Trust I.

If and to the extent that we do not make payments on the junior subordinated debentures, SNH Capital Trust I will not have funds available to make payments of distributions or other amounts due on its Trust Preferred Securities. In those circumstances, you will not be able to rely upon the

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subordinated debentures
--------------------------------------------------------------------------------

Guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your proportionate share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of Trust Preferred Securities under the amended and restated trust agreement to the extent we make a payment to you in any such legal action. You will not have the right to sue us or otherwise take action to collect payments on the Trust Preferred Securities during a deferral period.

Accounting treatment

SNH Capital Trust I will be treated as our subsidiary for financial reporting purposes. Accordingly, our consolidated financial statements will include the accounts of SNH Capital Trust I. The Trust Preferred Securities, along with any other trust preferred securities that we may guarantee on an equivalent basis, will be presented as a separate line item in our consolidated balance sheets, and required disclosures, if any, about the Trust Preferred Securities will be included in the notes to our consolidated financial statements. We will record distributions that SNH Capital Trust I pays on the Trust Preferred Securities as an expense in determining net income available to common shareholders in our consolidated statement of income.

Federal income tax considerations

The following summary of United States federal income tax consequences of the purchase, ownership and disposition of the Trust Preferred Securities and the junior subordinated debentures is based upon the Internal Revenue Code of 1986, as amended (the "Tax Code"), United States Treasury regulations, and rulings and decisions now in effect, all of which are subject to change or differing interpretations, possibly with retroactive effect. In particular, either the Internal Revenue Service (IRS) or the courts could disagree with the conclusions contained in this summary.

The summary deals only with Trust Preferred Securities and junior subordinated debentures held as capital assets and does not deal with persons in special tax situations, for example, financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Trust Preferred Securities or junior subordinated debentures as a position in a "straddle" or in a "hedging" or "conversion" transaction for tax purposes, or persons whose functional currency is not the United States dollar. The summary also does not deal with holders other than original purchasers who purchase the Trust Preferred Securities at their original purchase price. Before purchasing the Trust Preferred Securities or junior subordinated debentures, you should consult your own tax advisor concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of the Trust Preferred Securities and junior subordinated debentures arising under any other tax laws of the United States or other taxing jurisdictions.

For purposes of this summary, a "U.S. HOLDER" is a beneficial owner of a Trust Preferred Security or junior subordinated debenture that is for United States federal income tax purposes:

-   a citizen or resident of the United States,

- a corporation or partnership, or other entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, unless otherwise provided by United States Treasury regulations,

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                                                                            S-33
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Federal income tax considerations
--------------------------------------------------------------------------------

- an estate the income of which is subject to United States federal income taxation regardless of its source, or

- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or certain electing trusts in existence on August 20, 1996 to the extent provided in United States Treasury regulations, in each case except as otherwise provided under the provisions of an applicable tax treaty. A "NON-U.S. HOLDER" is a beneficial owner of a Trust Preferred Security or junior subordinated debenture that is not a U.S. Holder.

Our Company

The sections of the Tax Code that govern the federal income tax qualification and treatment of a REIT and its shareholders are highly technical and complex. We have elected to be taxed as a REIT under Sections 856 through 860 of the Tax Code, commencing with our taxable year ending December 31, 1999. Our REIT election, assuming continuing compliance with the qualification tests summarized in the section of our Annual Report on Form 10-K captioned "Federal Income Tax Considerations," continues in effect for subsequent taxable years. Although no assurance can be given, we believe that, subject to the qualifications, assumptions, and discussion in the Annual Report on Form 10-K, we are organized, have operated, and will continue to operate in a manner that qualifies us to be taxed under the Tax Code as a REIT.

In general, our continued qualification under the Tax Code as a REIT requires that substantially all of our taxable net income be distributed to our shareholders. Further, as a REIT we are generally not subject to federal corporate income tax on our net income distributed as dividends to our shareholders.

Classification of the trust preferred securities and the junior subordinated debentures

In connection with the issuance of the junior subordinated debentures, Sullivan & Worcester LLP will render an opinion generally to the effect that under current law and assuming full compliance with the terms of the junior subordinated debentures and related documents, and based on facts and assumptions contained in its opinion, the junior subordinated debentures will be classified for United States federal income tax purposes as our indebtedness.

In connection with the issuance of the Trust Preferred Securities, Sullivan & Worcester LLP will render an opinion generally to the effect that under current law and assuming full compliance with the terms of the amended and restated trust agreement, the Junior Subordinated Indenture, the Guarantee and related documents, and based on the facts and assumptions contained in its opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and will not be subject to tax as an association that is taxable as a corporation. Accordingly, for United States federal income tax purposes, you will generally be treated as the owner of an undivided interest in the assets of the Trust, specifically, the junior subordinated debentures. You will therefore be required to include in income for United States federal income tax purposes your allocable share of interest and other income paid or accrued on the junior subordinated debentures. Purchase price for a Trust Preferred Security that is allocable to prior accrued distributions may be treated as offsetting a portion of the interest income from the next scheduled payment or accrual on the junior subordinated debentures. Further, corporate U.S. Holders of the Trust Preferred Securities will not be entitled to a dividends received deduction for any income from the Trust Preferred Securities.

By acceptance of a Trust Preferred Security, each holder covenants for federal income tax purposes to treat the junior subordinated debentures as our indebtedness and to treat the Trust Preferred Securities as evidence of a beneficial ownership interest in the junior subordinated debentures through a grantor trust.

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Federal income tax considerations
--------------------------------------------------------------------------------

Interest income and original issue discount

Under the Treasury regulations relating to original issue discount (OID), a debt instrument is deemed to be issued with OID if there is more than a "remote" contingency that periodic stated interest payments due on the instrument will not be timely paid. Our exercise of the option to defer payments of stated interest on the junior subordinated debentures would generally prevent us from:

- paying a dividend or making any other payment or distribution on our shares of beneficial interest, a constraint that could jeopardize our continued qualification as a REIT under the Tax Code;

- redeeming, purchasing, acquiring or making a liquidation payment on any of our shares of beneficial interest;

- making any interest, principal or premium payment on, or repaying, repurchasing or redeeming, any of our indebtedness that ranks equally with or junior to the junior subordinated debentures; and

- making any guarantee payments with respect to any of our indebtedness that ranks equally with or junior to the junior subordinated debentures.

We therefore believe that the likelihood of our exercising the option to defer payment of stated interest is remote within the meaning of the Treasury regulations. Accordingly, we intend to take the position that the junior subordinated debentures will not be deemed to be issued with OID. Based on this position, stated interest payments on the junior subordinated debentures will be includible in your ordinary income at the time that those payments are received or accrued, in accordance with your regular method of accounting for federal income tax purposes. However, the IRS could interpret the Treasury regulations for OID in a manner contrary to the position we intend to take. If the IRS succeeded in asserting the contrary position, the OID rules would generally require you to include interest on the junior subordinated debentures in your taxable income as it accrues rather than when you receive payment, even though you use the cash method of accounting for federal income tax purposes.

Exercise of deferral option

Under the Treasury regulations, if we exercise our option to defer the payment of interest on the debentures, then the junior subordinated debentures will be treated as redeemed and reissued for OID purposes. Accordingly, the sum of the remaining interest payments on the junior subordinated debentures would be treated as OID, which you would be required to accrue and include in taxable income on an economic accrual basis over the remaining term of the junior subordinated debentures, without regard to the actual timing of interest payments under the junior subordinated debentures and without regard to your regular method of accounting for federal income tax purposes. The amount of OID income includible in your taxable income would be determined on the basis of a constant yield method over the remaining term of the junior subordinated debentures and the actual receipt of future payments of stated interest on the junior subordinated debentures would no longer be separately reported as taxable income. The total amount of OID that would accrue during the deferred interest payment period would be approximately equal to the amount of the cash payment due at the end of that period. Any OID included in income would increase your adjusted tax basis in your Trust Preferred Securities and junior subordinated debentures, and your actual receipt of cash interest payments would reduce that adjusted tax basis.

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                                                                            S-35
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--------------------------------------------------------------------------------

Receipt of junior subordinated debentures or cash upon liquidation of SNH Capital Trust I

If we dissolve SNH Capital Trust I and cause it to distribute the junior subordinated debentures on a proportionate basis to you, you will not be subject to tax on that distribution. Instead, you will continue to be treated for federal income tax purposes as the owner of the junior subordinated debentures underlying your Trust Preferred Securities, and your tax attributes in respect of that investment will remain the same. Thus, you will have an adjusted tax basis in the junior subordinated debentures received in the liquidation equal to the adjusted tax basis in your Trust Preferred Securities surrendered. Similarly, your holding period for the junior subordinated debentures will include the period during which you had held the surrendered Trust Preferred Securities.

If you receive junior subordinated debentures in exchange for your Trust Preferred Securities, you would continue to accrue interest, and OID if any, in respect of those junior subordinated debentures in the manner described above. Similarly, if the junior subordinated debentures are redeemed for cash and the proceeds of the redemption are distributed to you in redemption of your Trust Preferred Securities, the redemption would be treated as a sale of the Trust Preferred Securities, in which gain or loss is recognized as described below.

Sale of trust preferred securities or junior subordinated debentures

If you sell your Trust Preferred Securities or junior subordinated debentures, or otherwise dispose of them in a taxable transaction, then you will recognize gain or loss in an amount equal to the difference between:

- the amount realized on the sale, exclusive of the amount equal to any unpaid interest on the junior subordinated debentures not previously included in your income, which excluded amount will be taxed as interest in the manner described above, and

- your adjusted tax basis in the Trust Preferred Securities or junior subordinated debentures at the time of disposition.

For these purposes, your adjusted tax basis generally will equal the initial purchase price that you paid for the Trust Preferred Securities, minus any amounts paid for prior accrued distributions that have been offset against interest or OID income, plus any accrued and unpaid distributions that you were required to treat as OID income, minus any cash payments you received in respect of accrued OID. Your gain or loss on the sale of Trust Preferred Securities or junior subordinated debentures generally will be capital gain or loss, and will be long-term capital gain or loss if you have held the investment for more than one year at the time of disposition. Preferential rates of tax may apply to gains recognized upon the disposition of investments held for more than one year.

Taxation of non-U.S. holders

The rules governing the United States federal income taxation of non-U.S. Holders are complex, and the following discussion is intended only as a summary of these rules. If you are a non-U.S. Holder, we urge you to consult with your own tax advisor to determine the impact of United States federal, state, local, and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your investment in the Trust Preferred Securities or the junior subordinated debentures.

If you are a non-U.S. Holder, you will not be subject to federal income tax on payments of principal, premium, if any, or interest or OID on the Trust Preferred Securities or the junior subordinated

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debentures, or upon the sale, exchange, redemption, retirement or other disposition of the Trust Preferred Securities or the junior subordinated debentures, if:

- you do not own directly or indirectly 10% or more of the voting equity of Senior Housing Properties Trust;

- your income and gain in respect of the Trust Preferred Securities and junior subordinated debentures is not effectively connected with the conduct of a United States trade or business;

- we or the applicable paying agent (the "Withholding Agent") have received from you a properly executed, applicable IRS Form W-8 or substantially similar form in the year in which a payment of interest, OID, principal, premium, or other disposition proceeds occurs, or in a preceding calendar year to the extent provided for in the instructions to the applicable IRS Form W-8; and

- in the case of gain upon the sale, exchange, redemption, retirement or other disposition of the Trust Preferred Securities or junior subordinated debentures recognized by an individual non-U.S. Holder, you were present in the United States for less than 183 days during the taxable year in which the gain was recognized.

The IRS Form W-8 or substantially similar form must be signed by you under penalties of perjury certifying that you are a non-U.S. Holder and providing your name and address. You must inform the Withholding Agent of any change in the information on this statement within 30 days of the change, and complete and submit a new IRS Form W-8 with the updated information. If you hold the Trust Preferred Securities or junior subordinated debentures through a securities clearing organization or other qualified financial institution, the organization or institution may provide a signed statement to the Withholding Agent. However, in that case, the signed statement must generally be accompanied by a copy of the executed IRS Form W-8 or substantially similar form that you provided to the organization or institution.

If you are a non-U.S. Holder claiming benefits under an income tax treaty, you should be aware that you may be required to obtain a taxpayer identification number and to certify your eligibility under the applicable treaty's limitations on benefits article in order to comply with the Treasury regulations' certification requirements. Treasury regulations also provide rules to determine whether, for purposes of determining the applicability of a tax treaty, interest paid to a non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding the ownership interests in that entity, and whether the entity or the holders in the entity are entitled to benefits under the tax treaty.

In general, a non-U.S. Holder will be subject to regular United States federal income tax in the same manner as a U.S. Holder with respect to its investment in the Trust Preferred Securities and the junior subordinated debentures, if that investment is effectively connected with the non-U.S. Holder's conduct of a trade or business in the United States. In addition, a corporate non-U.S. Holder that receives income that is or is deemed effectively connected with a trade or business in the United States may also be subject to the 30% branch profits tax under Section 884 of the Tax Code, which is payable in addition to regular United States federal corporate income tax. To obtain an exemption from withholding on Trust Preferred Securities or junior subordinated debentures effectively connected with your conduct of a trade or business in the United States, you must generally supply to the withholding agent an applicable IRS Form W-8.

Information reporting and backup withholding

Information reporting and backup withholding may apply to interest and other payments to you under the circumstances discussed below. Amounts withheld under backup withholding are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided that

--------------------------------------------------------------------------------

Federal income tax considerations
--------------------------------------------------------------------------------

you furnish the required information to the IRS. The backup withholding rate is currently 31%, but recently enacted legislation will phase in lower rates over the next several years.

If you are a U.S. Holder, you may be subject to backup withholding when you receive interest or OID payments on the Trust Preferred Securities or junior subordinated debentures, or proceeds upon the sale, exchange, redemption, retirement or other disposition of the Trust Preferred Securities or junior subordinated debentures. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

-   your correct taxpayer identification number, and

- a certification that you are exempt from backup withholding because (a) you are a corporation or come within another enumerated exempt category,
    (b) you have not been notified by the IRS that you are subject to backup withholding or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS. Unless you have established on a properly executed IRS Form W-9 or substantially similar form that you are a corporation or come within another enumerated exempt category, interest and other payments on the Trust Preferred Securities or junior subordinated debentures paid to you during the calendar year, and the amount of tax withheld, if any, will be reported to you and to the IRS. It is anticipated that income on the Trust Preferred Securities and junior subordinated debentures will be reported to U.S. Holders on Form 1099-INT or, if we exercise our option to defer any payment of interest, Form 1099-OID, and mailed to U.S. Holders by January 31 following each calendar year.

If you are a non-U.S. Holder, the amount of interest and OID paid to you on the Trust Preferred Securities or junior subordinated debentures during each calendar year, and the amount of tax withheld, if any, will generally be reported to you and to the IRS. This information reporting requirement applies regardless of whether you were subject to withholding or whether withholding was reduced or eliminated by an applicable tax treaty. Also, interest and OID paid to you on the Trust Preferred Securities or the junior subordinated debentures may be subject to backup withholding, unless you properly certify your non-U.S. Holder status on an IRS Form W-8 or substantially similar form in the manner described above. Similarly, information reporting and backup withholding will not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of the Trust Preferred Securities or junior subordinated debentures, if you properly certify that you are a non-U.S. Holder on an IRS Form W-8 or substantially similar form.

ERISA plans, Keogh plans and individual retirement accounts

General fiduciary obligations

Fiduciaries of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, ERISA, must consider whether:

- their investment in the Trust Preferred Securities satisfies the diversification requirements of ERISA;

- the investment is prudent in light of possible limitations on the marketability of our Trust Preferred Securities and junior subordinated debentures;

- they have authority to acquire the Trust Preferred Securities under the applicable governing instrument and Title I of ERISA; and

--------------------------------------------------------------------------------

ERISA plans, Keogh plans and individual retirement accounts
--------------------------------------------------------------------------------

- the investment is otherwise consistent with their fiduciary responsibilities.

Trustees and other fiduciaries of an ERISA plan may incur personal liability for any loss suffered by the plan on account of a violation of their fiduciary responsibilities. In addition, these fiduciaries may be subject to a civil penalty of up to 20% of any amount recovered by the plan on account of a violation. Fiduciaries of any IRA, Roth IRA, Keogh Plan or other qualified retirement plan subject to the prohibited transaction provisions of the Tax Code but not subject to Title I of ERISA, referred to as "non-ERISA plans," should consider that a plan may only make investments that are authorized by the appropriate governing instrument. Fiduciaries should consult their own legal advisors if they have any concern as to whether the investment is consistent with the foregoing criteria.

Prohibited transactions

Fiduciaries of ERISA plans and persons making the investment decision for an IRA or other non-ERISA plan should consider the application of the prohibited transaction provisions of ERISA and the Tax Code in making their investment decision. Sales and other transactions between an ERISA plan or a non-ERISA plan, and persons related to it are prohibited transactions. The particular facts concerning the sponsorship, operations and other investments of an ERISA plan or non-ERISA plan may cause a wide range of other persons to be treated as disqualified persons or parties in interest with respect to it. A prohibited transaction, in addition to imposing potential personal liability upon fiduciaries of ERISA plans, may also result in the imposition of an excise tax under the Tax Code or a penalty under ERISA upon the disqualified person or party in interest with respect to the plan. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA or Roth IRA is maintained or his beneficiary, the IRA or Roth IRA may lose its tax-exempt status and its assets may be deemed to have been distributed to the individual in a taxable distribution on account of the prohibited transaction, but no excise tax will be imposed. Fiduciaries should consult their own legal advisors as to whether the ownership of the Trust Preferred Securities or junior subordinated debentures involves a prohibited transaction.

Special fiduciary and prohibited transactions consequences

The Department of Labor, which has administrative responsibility over ERISA plans as well as non-ERISA plans, has issued a regulation defining "plan assets." The regulation generally provides that when an ERISA or non-ERISA plan acquires a security that is an equity interest in an entity and that security is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, the ERISA plan's or non-ERISA plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an operating company or that equity participation in the entity by benefit plan investors is not significant.

The regulation defines a publicly offered security as a security that is "widely held," "freely transferable" and either part of a class of securities registered under the Securities Exchange Act of 1934, or sold under an effective registration statement under the Securities Act of 1933, provided the securities are registered under the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering occurred. The Trust Preferred Securities have been registered under the Securities Exchange Act of 1934.

The regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. We believe

--------------------------------------------------------------------------------

ERISA plans, Keogh plans and individual retirement accounts
--------------------------------------------------------------------------------

that, immediately after this offering, the Trust Preferred Securities will be owned by 100 or more investors independent of us and of each other, and therefore that the "widely held" requirement for qualification as publicly offered securities will be met.

The regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The regulation further provides that, where a security is part of an offering in which the minimum investment is $10,000 or less, some restrictions on transfer ordinarily will not, alone or in combination, affect a finding that these securities are freely transferable. The restrictions on transfer enumerated in the regulation as not affecting that finding include:

- any restriction on or prohibition against any transfer or assignment which would result in a termination or reclassification for federal or state tax purposes, or would otherwise violate any state or federal law or court order;

- any requirement that advance notice of a transfer or assignment be given to the issuer and any requirement that either the transferor or transferee, or both, execute documentation setting forth representations as to compliance with any restrictions on transfer which are among those enumerated in the regulation as not affecting free transferability, including those described in the preceding clause of this sentence;

- any administrative procedure which establishes an effective date, or an event prior to which a transfer or assignment will not be effective; and

- any limitation or restriction on transfer or assignment which is not imposed by the issuer or a person acting on behalf of the issuer.

We believe that at present there exist no other facts or circumstances limiting the transferability of the Trust Preferred Securities which are not included among those enumerated as not affecting their free transferability under the regulation, and we do not expect or intend to impose in the future, or to permit any person to impose on our behalf, any limitations or restrictions on transfer which would not be among the enumerated permissible limitations or restrictions.

The discussion herein of ERISA is general in nature and is not intended to be complete. Any fiduciary of a plan, governmental plan, church plan or a foreign plan considering an investment in the Trust Preferred Securities should consult with its legal advisors regarding the consequences and advisability of this investment.

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S-40

--------------------------------------------------------------------------------

Underwriting

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this prospectus supplement, each of the Underwriters named below has severally agreed to purchase, and SNH Capital Trust I has agreed to sell to each of the Underwriters, for whom UBS Warburg LLC and Salomon Smith Barney Inc. are acting as the representatives, severally, the number of Trust Preferred Securities listed opposite its name below:

                                                                    Number of
                                                              Trust Preferred
Underwriter                                                        Securities
-----------------------------------------------------------------------------
UBS Warburg LLC.............................................       158,804
Salomon Smith Barney Inc....................................       158,800
A.G. Edwards & Sons, Inc....................................       158,800
First Union Securities, Inc.................................       158,800
Prudential Securities Incorporated..........................       158,800

Credit Suisse First Boston Corporation......................        53,000
Tucker Anthony Incorporated.................................        53,000

Blaylock & Partners, L.P....................................         8,333
Boenning & Scattergood, Inc.................................         8,333
CIBC World Markets Corp.....................................         8,333
Fahnestock & Co. Inc........................................         8,333
Janney Montgomery Scott LLC.................................         8,333
McDonald Investments Inc....................................         8,333
McGinn, Smith & Co. Inc.....................................         8,333
Mesirow Financial Inc.......................................         8,333
The Robinson-Humphrey Company, LLC..........................         8,333
The Williams Capital Group, L.P.............................         8,333
U.S. Bancorp Piper Jaffray Inc..............................         8,333
Utendahl Capital Partners, L.P..............................         8,333
                                                                 ---------
Total.......................................................     1,000,000
                                                                 =========

The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Trust Preferred Securities are subject to the approval of specified legal matters by their counsel and to other conditions. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions described in the Underwriting Agreement, to purchase all the Trust Preferred Securities offered in this issuance, if any. In the event of default by an Underwriter, the Underwriting Agreement provides that, in some circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

The Underwriters propose to offer the Trust Preferred Securities directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.50 per Trust Preferred Security. The Underwriters may allow, and the dealers may reallow, a concession not in excess of $0.45 per Trust Preferred Security to other dealers. After the initial offering of the Trust Preferred Securities, the public offering price, concession and other selling terms may be changed.

SNH Capital Trust I has granted an option to the Underwriters, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to an aggregate of 150,000 additional Trust Preferred Securities at the price to the public set forth on the cover page of this prospectus

--------------------------------------------------------------------------------

Underwriting
--------------------------------------------------------------------------------

supplement. The Underwriters may exercise this option only to cover over-allotments, if any. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional Trust Preferred Securities which the number of Trust Preferred Securities to be purchased by it shown in the foregoing table bears to the 1,000,000 Trust Preferred Securities offered by this prospectus supplement.

Because the proceeds of the sale of the Trust Preferred Securities will ultimately be used to purchase our junior subordinated debentures, the Underwriting Agreement provides that we will pay to the Underwriters as compensation for their services $0.7875 per Trust Preferred Security, or $787,500 in the aggregate. If the Underwriters exercise the over-allotment option, we will pay $0.7875 for their services per Trust Preferred Security, or up to an additional $118,125 in the aggregate. We will also pay other expenses of the offering, which we expect to be approximately $150,000.

We and SNH Capital Trust I have agreed that, without the prior written consent of the representatives, on behalf of the Underwriters, we and SNH Capital Trust I will not, during the period ending 30 days after the date of this prospectus supplement and the delivery of the Trust Preferred Securities, directly or indirectly, publicly issue, sell, offer or contract to sell, in the market in which the Trust Preferred Securities are being offered and sold, any Trust Preferred Securities or substantially similar securities to Trust Preferred Securities.

Prior to this offering, there has been no market for the Trust Preferred Securities. SNH Capital Trust I plans to list the Trust Preferred Securities on the New York Stock Exchange, and trading of the Trust Preferred Securities is expected to begin within a 30-day period after the Trust Preferred Securities are first issued. In order to meet all of the requirements for listing the Trust Preferred Securities on the New York Stock Exchange, the Underwriters have agreed to sell in lots of 100 or more the Trust Preferred Securities to a minimum of 400 beneficial holders. The Underwriters have advised us that they intend to make a market in the Trust Preferred Securities but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Trust Preferred Securities.

In order to facilitate the offering of the Trust Preferred Securities, the Underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Trust Preferred Securities. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Trust Preferred Securities for their account. In addition, to cover over-allotments or to stabilize the price of the Trust Preferred Securities, the Underwriters may bid for, and purchase, the Trust Preferred Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Trust Preferred Securities in the offering if the syndicate repurchases previously distributed Trust Preferred Securities in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. Any of these activities may stabilize or maintain the market price of the Trust Preferred Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and SNH Capital Trust I have agreed to indemnify the Underwriters against, or contribute to payments the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

Some of the Underwriters engage in transactions with, and from time to time have performed services for, us and our subsidiaries in the ordinary course of business.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Legal matters

Sullivan & Worcester LLP, Boston, Massachusetts, our lawyers, will issue an opinion about the legality of the Trust Preferred Securities. Dewey Ballantine LLP, New York, New York, is acting as counsel for the Underwriters. Sullivan & Worcester LLP and Dewey Ballantine LLP will rely, as to certain matters of Maryland law, upon an opinion of Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is one of our managing trustees, a managing trustee of HRPT Properties Trust, which owns approximately 49% of our common shares, a director and 50% owner of REIT Management & Research, Inc., our investment adviser, a trustee of SNH Capital Trust I and a director and 50% owner of Five Star Quality Care, Inc., our property operator. Sullivan & Worcester LLP represents HRPT Properties Trust, REIT Management &
Research, Inc., Five Star Quality Care, Inc. and their affiliates on various matters.

                                   ---------

The Articles of Amendment and Restatement establishing Senior Housing Properties Trust, dated September 20, 1999, a copy of which, together with all amendments thereto, is duly filed in the office of the Department of Assessments and Taxation of the State of Maryland, provides that the name "Senior Housing Properties Trust" refers to the trustees under the Declaration of Trust, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of Senior Housing Properties Trust shall be held to any personal liability, for any obligation of, or claim against, Senior Housing Properties Trust. All persons dealing with Senior Housing Properties Trust, shall look only to the assets of Senior Housing Properties Trust for the payment of any sum or the performance of any obligation.

--------------------------------------------------------------------------------

                         1,000,000 Preferred Securities

                              SNH Capital Trust I
                       10.125% Trust Preferred Securities
                   (Liquidation Preference $25 Per Security)
         Fully and Unconditionally Guaranteed, as described herein, by
                        Senior Housing Properties Trust

                                     ------

                             PROSPECTUS SUPPLEMENT

                                 June 18, 2001

                                    -------

                          JOINT BOOK-RUNNING MANAGERS

UBS Warburg                                                 Salomon Smith Barney

                                 --------------

A.G. Edwards & Sons, Inc.   First Union Securities, Inc.   Prudential Securities

Credit Suisse First Boston                                  Tucker Anthony Sutro
                                                            Capital Markets